Exhibit 2.1

SECURITIES PURCHASE AGREEMENT

by and among

EXLSERVICE.COM, LLC,

EXLSERVICE HOLDINGS, INC. (solely with respect to Section 5.21),

RPM DIRECT LLC,

RPM DATA SOLUTIONS, LLC,

and

THE SELLERS IDENTIFIED HEREIN

Dated as of February 23, 2015

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ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		22
4.1	Organization	22
4.2	Authority	22
4.3	No Violation; Consents and Approvals	22
4.4	Litigation	22
4.5	Funding	22
4.6	Investment Intent	23
4.7	Solvency	23
4.8	Brokers	23

ARTICLE V COVENANTS OF THE PARTIES		23
5.1	Conduct of the Company’s Business	23
5.2	Access	24
5.3	Preservation of Records	25
5.4	Commercially Reasonable Efforts	25
5.5	Consents	25
5.6	Public Announcements	25
5.7	Filings and Authorizations; Consummation	26
5.8	Notice of Events	26
5.9	Exculpation, Etc	26
5.10	Tax Covenants	28
5.11	Employee Matters	31
5.12	Escrow Agreement	31
5.13	Payoff Letters; Seller Expenses	31
5.14	No Solicitation of Transactions	32
5.15	Solvency After Closing	32
5.16	Post-Closing Conduct of Business	32
5.17	Confidentiality	33
5.18	Non-competition; Non-solicitation; Non-disparagement	33
5.19	Fiscal Year 2014 Audit	34
5.20	Restricted Stock Unit Award Grant	34
5.21	Guaranty	35

ARTICLE VI CONDITIONS TO CLOSING		36
6.1	Conditions to the Sellers’ Obligations	36
6.2	Conditions to Purchaser’s Obligations	36

ARTICLE VII INDEMNIFICATION		38
7.1	Survival	38
7.2	Indemnification of Purchaser Indemnitees	38
7.3	Indemnification of Seller Indemnitees	39
7.4	Exclusive Remedy	40
7.5	Limitations on Reimbursement to and Indemnification of Purchaser Indemnitees	40
7.6	Limitations on Indemnification of Seller Indemnitees	41
7.7	Procedures	42
7.8	Mitigation	44
7.9	Adjustment to Purchase Price	44

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ARTICLE VIII TERMINATION		44
8.1	Termination	44
8.2	Procedure and Effect of Termination	45

ARTICLE IX MISCELLANEOUS		45
9.1	Further Assurances	45
9.2	Seller Representative	45
9.3	Notices	46
9.4	Exhibits and Schedules	47
9.5	Amendment, Modification and Waiver	47
9.6	Entire Agreement	47
9.7	Severability	48
9.8	Binding Effect; Assignment	48
9.9	No Third Party Beneficiaries	48
9.10	Fees and Expenses	48
9.11	Counterparts	48
9.12	Interpretation	48
9.13	Legal Representation	49
9.14	Enforcement of Agreement	50
9.15	Forum; Service of Process	50
9.16	Governing Law	50
9.17	WAIVER OF JURY TRIAL	50

ARTICLE X DEFINITIONS		51

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EXECUTION COPY

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of February 23, 2015, is by and among EXLSERVICE.COM, LLC, a Delaware limited liability company (“Purchaser”), EXLSERVICE HOLDINGS, INC., a Delaware corporation, solely with respect to Section 5.21 (“Holdings”), RPM DIRECT LLC, a New Jersey limited liability company (“RPM”), RPM DATA SOLUTIONS, LLC, a New Jersey limited liability company (“RDS” and, with RPM, each, a “Target Company” and, together, the “Target Companies”) and the securityholders of each of RPM and RDS listed on Schedule 3.3 hereto (collectively, the “Sellers”).

RECITALS

WHEREAS, the Sellers are the beneficial and record owners of all of the issued and outstanding limited liability company membership interests or other equity securities of the Target Companies (the “Securities”); and

WHEREAS, the Sellers desire to sell to Purchaser, and Purchaser desires to purchase from the Sellers, the Securities upon the terms and subject to the conditions, and for the consideration set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE; CLOSING

1.1 Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, each Seller hereby severally agrees to sell, assign, transfer and deliver to Purchaser on the Closing Date, and Purchaser hereby agrees to purchase and accept from each Seller on the Closing Date, all of the Securities identified as owned by such Seller on Schedule 3.3, free and clear of any mortgage, pledge, lien, claim, encumbrance, restriction, purchase right, option, right of first refusal, obligation, charge or other security interest of any kind or any agreements or commitments to create any of the same (each, an “Encumbrance”), other than restrictions under federal or state securities laws.

1.2 Purchase Price.

(a) The aggregate purchase price (the “Purchase Price”) for all of the Securities, payable in accordance with the terms and conditions of this Agreement (including Section 1.2(b) hereof), shall be (i) a cash amount equal to the sum of (A) $70,000,000 (the “Base Price”), plus (B) the Working Capital Overage, if any, minus (C) the Working Capital Deficiency, if any, minus (D) the EBITDA Deficiency, if any (the sum of clauses (A), (B), (C) and (D), the “Cash Purchase Price”), plus (ii) the Restricted Stock.

(b) At the Closing, Purchaser shall (i) pay the Cash Closing Payment to the Sellers, by wire transfer of immediately available funds to an account or accounts designated in writing by the Seller Representative, (ii) cause Holdings to issue the Restricted Stock to David Denaci and James Arslan, and (iii) cause Holdings to issue the Restricted Stock Units to the Non-Seller Recipients and the Other Participants, in each case, in accordance with the allocations set forth on Schedule 1.2(b) of the Disclosure Schedule.

(c) The cash payments to be paid, and the Restricted Stock Units to be issued or awarded to the Non-Seller Recipients in accordance herewith shall be in full consideration for the “phantom” economic interests in the Target Companies promised to the Non-Seller Recipients by the Sellers prior to the date hereof. All such “phantom” economic interests outstanding immediately prior to the Closing shall be cancelled, retired and shall cease to exist, and shall be converted into, and represent, upon the execution and delivery by each Non-Seller Recipient of a release agreement (each, a “Release”) to the Seller Representative, the right to receive such amounts.

(d) Each Seller expressly acknowledges and agrees that Purchaser shall have no responsibility or liability to any Seller or any other Person whatsoever for the manner in which the Sellers allocate and distribute the Closing Payment among the Sellers, and the Sellers will jointly and severally defend, indemnify and hold harmless Purchaser from and against any and all Claims of any Person whatsoever based upon, relating to or arising out of the allocation and distribution of the Purchase Price among the Sellers.

1.3 Closing. The closing of the purchase and sale contemplated hereby (the “Closing”) will take place at 10:00 a.m. (New York City time) at the offices of Winston & Strawn LLP, 200 Park Avenue, New York, New York 10166, as promptly as practicable following, but in no event later than, the third (3rd) Business Day following the satisfaction or waiver of each of the conditions set forth in Article VI hereof (other than, but subject to satisfaction of, the conditions to be satisfied on the Closing Date), which the parties anticipate will be not later than March 31, 2015, or at such other time and place as may be agreed to by the parties hereto. Immediately prior to the Closing, Purchaser shall wire the Transaction Bonuses to RPM’s payroll account, and, upon receipt of such funds, RPM shall pay the Transaction Bonuses via payroll as set forth on Schedule 1.3 of the Disclosure Schedule, net of any applicable withholding or other similar payroll Taxes or other required payments. Immediately thereafter, Purchaser shall wire the remainder of the Cash Closing Payment to the Seller Representative. For the avoidance of doubt and notwithstanding anything herein to the contrary, the Closing shall not be deemed to have occurred until after the Transaction Bonuses have been paid by RPM and the remainder of the Cash Closing Payments have been made to the Seller Representative. Such time and date are referred to in this Agreement as the “Closing Date.” Subject to the provisions of Article VIII of this Agreement, the failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 1.3 shall not result in the termination of this Agreement and shall not relieve any party to this Agreement of any obligation under this Agreement.

1.4 Deliveries. At the Closing:

(a) The Sellers shall deliver, or cause to be delivered, to Purchaser:

(i) customary evidence (reasonably acceptable to Purchaser) as may be necessary to transfer the ownership of the Securities;

(ii) a properly completed and executed certificate of non-foreign status from each Seller in a form that complies with Treasury Regulation section 1.1445-2(b)(2); and

(iii) Stock Transfer and Stockholder’s Agreements, by and between Holdings and each of David Denaci and James Arslan (duly executed by each such individual), in each case, substantially in the form attached hereto as Exhibit E (each, a “Stock Transfer and Stockholder’s Agreement”); and

(iv) Restricted Stock Unit Agreements, by and between Holdings and each Non-Seller Recipient or Other Participant (duly executed by each of such Person).

(b) The Target Companies shall deliver to Purchaser:

(i) a certificate of the Secretary of State of the State of New Jersey as to the good standing as of the most recent practicable date of RPM;

(ii) a certificate of the Secretary of State of the State of New Jersey as to the good standing as of the most recent practicable date of RDS;

(iii) written resignations of the Members and officers of the Target Companies set forth in Schedule 1.4(b)(iii) of the Disclosure Schedule;

(iv) evidence of the termination of the agreements identified in Schedule 1.4(b)(iv) of the Disclosure Schedule;

(v) evidence reasonably satisfactory to Purchaser (such as payoff letters and pro forma security interest termination statements), that all indebtedness of the Target Companies and the Subsidiary will, upon receipt of the applicable discharge payment, release all Encumbrances on the assets and properties of the Target Companies and the Subsidiary securing such indebtedness; and

(vi) evidence that the Target Companies have entered into valid and binding written statements of work enabling GAAP revenue recognition for services provided to Metlife Property and Casualty Insurance Company or any Affiliate thereof (exclusive of Postage Revenue).

(c) Purchaser shall deliver, or cause to be delivered:

(i) the Escrow Amount to the Escrow Agent, to be held and disbursed in accordance with the terms of the Escrow Agreement;

(ii) the amounts contemplated by Section 1.2(b);

(iii) the Stock Transfer and Stockholder’s Agreements, in each case, duly executed by Holdings;

(iv) certificates evidencing the Restricted Stock, allocated in accordance with Schedule 1.2(b) of the Disclosure Schedule;

(v) the Restricted Stock Unit Agreements, in each case, duly executed by Holdings;

(vi) the Restricted Stock Units contemplated by Section 5.20, allocated and distributed in the manner set forth on Schedule 1.2(b) of the Disclosure Schedule; and

(vii) a certificate of the Secretary of State of the State of Delaware as to the good standing as of the most recent practicable date of Purchaser.

(d) On or prior to the Closing Date, Purchaser and the Seller Representative shall enter into the Escrow Agreement with the Escrow Agent.

(e) The parties shall deliver such other certificates, instruments or documents as required by any other provisions of this Agreement.

1.5 Pre-Closing Purchase Price Adjustment. At least three (3) days prior to the Closing Date, the Seller Representative shall deliver to Purchaser an estimate (the “Working Capital Estimate”) of the Net Working Capital as of the close of business on the day immediately preceding the Closing Date without giving effect to any of the transactions contemplated hereby and determined in accordance with the Applicable Accounting Principles, together with related supporting schedules, calculations and documentation and any resulting Working Capital Overage or Working Capital Deficiency. A “Working Capital Overage” shall exist when (and shall be equal to the amount by which) the Working Capital Estimate exceeds the Target Working Capital, which amount shall be added to the Base Price as contemplated in the definition of Closing Payment contained in Article X. A “Working Capital Deficiency” shall exist when (and shall be equal to the amount by which) the Target Working Capital exceeds the Working Capital Estimate, which amount shall be subtracted from the Base Price as contemplated in the definition of Closing Payment contained in Article X.

1.6 Post-Closing Purchase Price Adjustments.

(a) Final Working Capital Statement. As soon as practicable, but in no event later than seventy-five (75) days after the Closing Date, Purchaser shall deliver to the Seller Representative a statement (the “Working Capital Statement”) of the Net Working Capital as of the close of business on the day immediately preceding the Closing Date without giving effect to any of the transactions contemplated hereby and determined in accordance with the Applicable Accounting Principles (the “Final Working Capital”), together with related supporting schedules, calculations and documentation.

(b) Dispute. Within thirty (30) days following receipt by the Seller Representative of the Working Capital Statement, the Seller Representative shall either inform Purchaser in writing that the Working Capital Statement is acceptable, or deliver written notice

(the “Notice of Disagreement”) to Purchaser of any dispute the Seller Representative has with respect to the preparation or content of the Working Capital Statement or the Final Working Capital reflected therein. The Notice of Disagreement must describe in reasonable detail the items contained in the Working Capital Statement that the Seller Representative disputes and the basis for any such disputes, including sufficient supporting documentation. If the Seller Representative does not notify Purchaser of a dispute with respect to the Working Capital Statement within such thirty (30)-day period, such Working Capital Statement and the Final Working Capital reflected in the Working Capital Statement will be final, conclusive and binding on the parties. In the event a Notice of Disagreement is delivered to Purchaser, Purchaser and the Seller Representative shall negotiate in good faith to resolve such dispute. If Purchaser and the Seller Representative, notwithstanding such good faith effort, fail to resolve such dispute within fourteen (14) days after the Seller Representative delivers the Notice of Disagreement, then Purchaser and the Seller Representative jointly shall engage the Arbitration Firm to resolve such dispute in accordance with the standards set forth in this Section 1.6(b). The Seller Representative and Purchaser shall use commercially reasonable efforts to cause the Arbitration Firm to render a written decision resolving the matters submitted to the Arbitration Firm within thirty (30) days of the making of such submission. The scope of the disputes to be resolved by the Arbitration Firm shall be limited to whether the items in dispute that were properly included in the Notice of Disagreement were prepared in accordance with Applicable Accounting Principles and the Arbitration Firm shall determine, on such basis, whether and to what extent, the Working Capital Statement and the Final Working Capital, as applicable, reflected therein require adjustment. The Arbitration Firm is not to make any other determination, including any determination as to whether the Target Working Capital or the Working Capital Estimate is correct. The Arbitration Firm’s decision shall be based solely on written submissions by the Seller Representative and Purchaser and their respective representatives and not by independent review. The Arbitration Firm shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. Judgment may be entered upon the determination of the Arbitration Firm in any court having jurisdiction over the party against which such determination is to be enforced. Any fees and expenses of the Arbitration Firm incurred in resolving the disputed matter(s) pursuant to this Section 1.6(b) shall be borne by Purchaser, on the one hand, and the Seller Representative, on the other hand, in inverse proportion to the respective percentages of the dollar value of disputed items determined in favor of Purchaser, on the one hand, and the Seller Representative, on the other hand. All determinations made by the Arbitration Firm will be final, conclusive and binding on the parties.

(c) Access. For purposes of complying with the terms set forth in this Section 1.6, each party shall cooperate with and make available to the other parties and their respective representatives all information, records, data and working papers, and shall permit reasonable access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Working Capital Statement or the Final Working Capital reflected therein and the resolution of any disputes in connection therewith.

(d) Downward Adjustment. If Final Working Capital (as finally determined pursuant to this Section 1.6) is less than the Working Capital Estimate, then the Purchase Price will be adjusted downward by the amount of such shortfall (the “Downward Adjustment

Amount”), and the Seller Representative, on behalf of the Sellers, shall pay to Purchaser an amount equal to the Downward Adjustment Amount within five (5) Business Days from the date on which the Final Working Capital is finally determined pursuant to this Section 1.6.

(e) Upward Adjustment. If Final Working Capital (as finally determined pursuant to this Section 1.6) is greater than the Working Capital Estimate, then the Purchase Price will be adjusted upward by the amount of such excess (the “Upward Adjustment Amount”), and Purchaser shall pay to the Seller Representative, on behalf of the Sellers, an amount equal to the Upward Adjustment Amount within five (5) Business Days from the date on which the Final Working Capital is finally determined pursuant to this Section 1.6.

(f) No Adjustment. If the Final Working Capital (as finally determined pursuant to this Section 1.6) is equal to the Working Capital Estimate, then there shall be no adjustment to the Purchase Price pursuant to this Section 1.6.

1.7 Earn-out Payments. The Purchaser shall, subject to the terms and conditions set forth on Schedule 1.7, pay the Sellers the Earn-out Payments (as defined on Schedule 1.7), if any.

1.8 EBITDA Adjustment. The Base Price shall be reduced, if applicable, subject to the terms and conditions set forth on Schedule 1.8.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Each Seller, severally, and not jointly and severally, represents and warrants to Purchaser with respect to itself only, that:

2.1 Capacity of the Sellers. Such Seller has all requisite legal right and capacity to enter into this Agreement and each other agreement contemplated by this Agreement to be entered into by such Seller at Closing and to consummate the transactions contemplated hereby.

2.2 Authorization of Transaction. This Agreement has been duly executed and delivered by such Seller, and this Agreement constitutes a valid and legally binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

2.3 No Violation; Consents and Approvals. The execution and delivery by such Seller of this Agreement and the other agreements contemplated by this Agreement to be entered into by such Seller at Closing do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not (a) conflict with, or result in any violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) any Order applicable to such Seller or the property or assets of such Seller, (ii) any Applicable Law applicable to such Seller or the property or assets of such Seller, or (iii) its Fundamental Documents or (b) give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien (other than Permitted

Liens) upon any of the properties of such Seller under, any material contract to which such Seller is a party or by which such Seller or any assets of such Seller may be bound; provided that no representation or warranty is made in the foregoing clauses (a)(i), (a)(ii), or (b) with respect to matters that, individually or in the aggregate, would not materially impair or delay such Seller’s ability to consummate the transactions contemplated hereby. No Governmental Approval of any Governmental Authority is required to be obtained or made by or with respect to such Seller in connection with the consummation of the transactions contemplated hereby except as may be necessary as a result of any facts or circumstances relating to Purchaser and its Affiliates.

2.4 Ownership of Securities. Such Seller is the record and beneficial owner of the Securities set forth opposite such Seller’s name on Schedule 3.3 hereto, which Securities will be free and clear of all Liens as of the Closing, other than Permitted Liens and Liens arising under applicable federal, state and local securities laws.

2.5 Litigation. There are no actions, suits or proceedings pending or, to the actual knowledge of such Seller, actions, suits or proceedings threatened against or affecting such Seller or its respective assets, at Law or in equity, by or before any Governmental Authority, or by or on behalf of any third party, that are reasonably likely to impair such Seller’s ability to consummate the transactions contemplated hereby.

2.6 Brokers. Except for Petsky Prunier LLC, no broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees or financial advisory fees in connection with the transactions contemplated hereby by reason of any action taken by such Seller or any of its respective partners, directors, officers, employees, representatives or agents.

2.7 Securities Law Compliance. Such Seller hereby represents and warrants that such Seller is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act and is receiving the Restricted Stock for such Seller’s own account, for investment purposes only, and has no current arrangements or understandings for the resale or distribution thereof to others, except as contemplated under this Agreement and pursuant to Applicable Law. Such Seller acknowledges that the offer and sale of the Restricted Stock has not been registered under the Securities Act or the securities laws of any state or other jurisdiction, and that the Restricted Stock is being offered and sold pursuant to an exemption from registration contained in the Securities Act and cannot be disposed of unless the Restricted Stock is subsequently registered under the Securities Act and any applicable state laws or an exemption from such registration is available. Such Seller agrees that Holdings may impose such further restrictions on the Restricted Stock as are deemed advisable by Holdings, including, without limitation, restrictions relating to listing or trading requirements. Such Seller further agrees that the Restricted Stock may bear such legends and statements as Holdings shall deem appropriate or advisable to ensure compliance with applicable securities laws, rules and regulations.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE TARGET COMPANIES

Except as set forth on the disclosure schedule delivered by the Target Companies to Purchaser simultaneously with the execution of this Agreement and as supplemented pursuant to Section 5.8 (the “Disclosure Schedule”), the Target Companies represent and warrant to Purchaser as follows:

3.1 Organization; Good Standing; Qualification and Power. Each of the Target Companies and the Subsidiary is duly organized, validly existing and in good standing under the laws of its state of formation. Each Target Company has all requisite power and authority to enter into this Agreement and each other agreement contemplated by this Agreement to be entered into by such Target Company at Closing (collectively, the “Target Company Agreements”) and to consummate the transactions contemplated hereby and thereby, to own, lease and operate its properties and to conduct its business. Each of the Target Companies and the Subsidiary is duly qualified or licensed to do business as a foreign limited liability company and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to obtain such qualification or license would not, individually or in the aggregate, have a Material Adverse Effect.

3.2 Authority of the Company. This Agreement has been, and each other Target Company Agreement will be, duly authorized by all necessary limited liability company power or other action of each Target Company, as applicable, and this Agreement has been, and each other Target Company Agreement will be, duly executed and delivered by each Target Company, as applicable, and constitutes or will constitute a valid and legally binding obligation of each such Target Company, enforceable against each such Target Company in accordance with its terms, except to the extent such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar Laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

3.3 Capitalization. Schedule 3.3(a) of the Disclosure Schedule sets forth the issued and outstanding equity securities of each Target Company. All of the issued and outstanding equity securities were duly authorized for issuance and are validly issued. Other than as set forth on Schedule 3.3(b) of the Disclosure Schedule, the Securities and except as set forth in the Operating Agreement of RPM dated as of March 19, 2001, as amended by the First Amendment to the Operating Agreement of RPM dated February 19, 2004, and the Operating Agreement of RDS dated as of January 1, 2011, there are no membership interests or other equity securities of the Target Companies issued, reserved for issuance or outstanding and no outstanding options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock or unit appreciation rights, calls, partnership or limited liability company interests or other equity interests or commitments of any character whatsoever to which any Target Company is a party or may be bound requiring the issuance or sale of any equity interest of any Target Company.

3.4 Subsidiaries. Schedule 3.4 of the Disclosure Schedule lists the issued and outstanding equity securities of the Subsidiary. All of the issued and outstanding equity securities of the Subsidiary were duly authorized for issuance and are validly issued and are owned by RPM, free and clear of any Liens, other than restrictions under federal or state securities laws. There are no membership interests or other equity securities of the Subsidiary issued, reserved for issuance or outstanding and no outstanding options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock or unit appreciation rights, calls, partnership or limited liability company interests or other equity interests or commitments of any character whatsoever to which the Subsidiary is a party or may be bound requiring the issuance or sale of any equity interest of the Subsidiary. Except for the Subsidiary, neither Target Company has any direct or indirect subsidiaries.

3.5 No Violation; Consents and Approvals. The execution and delivery by each Target Company of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not (a) conflict with, or result in any violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) the Fundamental Documents of the Target Companies or the Subsidiary, (ii) any Order applicable to the Target Companies or the Subsidiary or the property or assets of the Target Companies or the Subsidiary or (iii) any Law applicable to the Target Companies or the Subsidiary or the property or assets of the Target Companies or the Subsidiary or (b) give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties of the Target Companies or the Subsidiary under, any Material Contract to which any Target Company or the Subsidiary is a party or by which the Target Companies or the Subsidiary or any assets of the Target Companies or the Subsidiary may be bound. No Governmental Approval of any Governmental Authority is required to be obtained or made by or with respect to the Target Companies in connection with the consummation of the transactions contemplated hereby, except as may be necessary as a result of any facts or circumstances relating to Purchaser and its Affiliates, and no authorizations, consents, or approvals from any third parties are required, other than those set forth on Schedule 3.5 of the Disclosure Schedule and the consummation of the transactions contemplated hereby will not trigger any termination provisions under any Material Contracts other than as set forth on Schedule 3.5.

3.6 Financial Statements.

(a) The Target Companies have heretofore delivered to Purchaser copies of (i) the audited consolidated balance sheet of the Target Companies as of December 31, 2013 (the “Balance Sheet”) and the related audited consolidated statements of income, changes in members’ equity and cash flows for the fiscal year then ended (collectively, the “Audited Financial Statements”), and (ii) an unaudited consolidated balance sheet of the Target Company and the Subsidiary as of December 31, 2014 (the “Latest Balance Sheet Date”) and the related unaudited consolidated statements of income and cash flows for the twelve months then ended (collectively, the “Interim Financial Statements” attached as Schedule 3.6 hereto and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (i) have been prepared from the books and records of the Target Companies and the Subsidiary, (ii) fairly present, in all material respects, the consolidated financial condition and the results of income and cash flows of the Target Companies and the Subsidiary as of the dates and for the periods indicated, and (iii) have been prepared consistent with past practice and in accordance with U.S. generally accepted accounting principles (“GAAP”) applied consistently throughout the periods covered thereby, in each case subject, with respect to the Interim Financial Statements, to year-end adjustments and the absence of notes. The Interim Financial Statements have been prepared consistently in all material respects with the Audited Financial Statements.

(b) Neither Target Company nor the Subsidiary has, as of the Latest Balance Sheet Date, and none of them has incurred since the Latest Balance Sheet Date to the date of this Agreement, any liability or obligation required under GAAP to be reflected in the Target Companies’ financial statements (or the notes thereto) except such liabilities or obligations (i) as are reserved against or reflected in the Financial Statements (assuming for purposes hereof that the Financial Statements reflect, in all material respects, the financial condition of the Target Companies and the Subsidiary (taken as a whole)), (ii) incurred in the ordinary course of business since the Latest Balance Sheet Date, (iii) disclosed in this Agreement (or its exhibits or schedules), (iv) which were incurred in connection with the transactions contemplated hereby or permitted by the terms hereof or (v) that would not reasonably be expected to have a Material Adverse Effect.

(c) The accounts receivable reflected on the Interim Financial Statements and the accounts receivable arising after the date thereof (i) have arisen from bona fide transactions, in all material respects, entered into by the Target Companies or the Subsidiary involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (ii) constitute valid, undisputed claims of the Target Companies or the Subsidiary not subject to claims of set-off or other defenses or counterclaims, other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (iii) subject to a reserve for bad debts shown on the Interim Financial Statements or, with respect to accounts receivable arising after the date of the Interim Financial Statements, on the accounting records of the Target Companies, the accounts receivable with respect to (i)(A) Amica Mutual Life Insurance Company and Metropolitan Property and Casualty Insurance Company are 100% collectible within ninety (90) days after billing and (i)(B) the remaining accounts receivable are 95% collectible within ninety (90) days after billing. The reserve for bad debts shown on the Interim Financial Statements or, with respect to accounts receivable arising after the date of the Interim Financial Statements, on the accounting records of the Target Companies have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

3.7 Absence of Certain Changes or Events. Except as contemplated by this Agreement, during the period from the Latest Balance Sheet Date to the date of this Agreement, the Target Companies and the Subsidiary have operated their businesses in all respects in the ordinary course of business, consistent with past practice. Since the Latest Balance Sheet Date there has been no: (a) change in the Target Companies and the Subsidiary, taken as a whole, that has had, or could reasonably be expected to have, a Material Adverse Effect; (b) split, combination or reclassification of any shares of their capital stock; (c) redemption, purchase or acquisition of their capital stock; (d) change in their cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits; (e) entry into any agreement that would constitute a Material Contract, other than in the ordinary course of business; (f) transfer, assignment or grant of any license or sublicense of any rights under or with respect to any Intellectual Property owned by either Target Company or the Subsidiary; (g) material damage, destruction or loss (whether or not covered by insurance) to their property; (h) acceleration, termination, modification to or cancellation of any Material Contract; (i) material capital expenditure, other than as contemplated by any business plan or forecast; (j) imposition of any Encumbrance upon any of their material properties, capital stock or assets, tangible or intangible; (k) loan to (or forgiveness of any loan to), or entry into any other material transaction with, any of its stockholders or current or former directors, officers and employees, other than in the ordinary course of business; (l) entry into a new line of business or abandonment or discontinuance of existing lines of business; (m) action by the Target Companies or the Subsidiary to make, change or rescind any Tax election, amend any Tax Return, adopt or change any accounting method or period in respect of Taxes, enter into any Tax-sharing, allocation, compensation or like agreement, settle any claim or assessment in respect of Taxes, request any Tax ruling or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Purchaser in respect of any taxable period that ends after the Closing Date, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax; (n) incur, assume or guarantee any indebtedness for borrowed money, other than in the ordinary course of business and consistent with past practice or pursuant to that certain Loan and Security Agreement, dated as of February 26, 2011, between RPM and TD Bank, N.A.; (o) issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements; (p) increase the rate of compensation or benefits of, or pay, agree to pay or accelerate any benefit (including severance pay) to, any present or former members, managers, directors, officers or employees, except as may be required by any existing Company Benefit Plan, or any agreement, policy, program or arrangement, or to employees in the ordinary course of business of such Target Company or the Subsidiary; (q) enter into, adopt, terminate or amend any Company Benefit Plan, employment or severance agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement; (r) suffered any strike, work stoppage, slow-down or other labor disturbance, or hired, terminated, promoted or demoted any employee, consultant, independent contractor, executive officer, director or other service provider, other than in the ordinary course of business; (s) sell, lease, transfer or otherwise dispose of any material capital assets, real, personal or mixed, or mortgage or encumber any properties or assets, whether real or personal, other than (i) in the ordinary course of business or (ii) a sale, transfer or disposition to a third party for fair market value; (t) acquire or agree to acquire by merging or consolidating with, or by purchasing the stock or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than (i) in the ordinary course of business or (ii) in connection with the purchase of capital equipment; (u) effectuate a “plant closing” or “mass layoff” (as those terms are defined under the WARN Act) affecting in whole or in part any “site of employment” (as such term is defined under the WARN Act) of the Target Companies or the Subsidiary; (v) amend its Fundamental Documents; (w) change any of its accounting principles, methods or practices other than as required by GAAP; or (x) agree, whether in writing or otherwise, to do any of the foregoing.

3.8 Personal Property.

(a) Except as may be reflected in, reserved against, or otherwise described in the Financial Statements, the Target Companies and the Subsidiary have good and valid title to all items of personal property necessary to conduct the business as currently conducted, whether tangible or intangible, owned by them, and a valid and enforceable right to use all tangible items of personal property necessary to conduct the business as currently conducted leased by or licensed to them (collectively, the “Personal Property”), in each case, free and clear of all Liens, other than Permitted Liens.

(b) All Personal Property necessary for the operation or conduct of the businesses of the Target Companies and the Subsidiary as conducted on the date hereof are in the aggregate in adequate operating condition and repair, normal wear and tear excepted, other than machinery and equipment under repair or out of service in the ordinary course of business.

3.9 Real Property.

(a) Neither Target Company nor the Subsidiary owns any real property.

(b) Schedule 3.9(b) (i) lists each written lease to which a Target Company or the Subsidiary is a party and lease interests in real property, including any capital leases and any operating leases (each, a “Real Property Lease”), and (ii) identifies real property locations not otherwise identified pursuant to the foregoing subclause (i) where a Target Company operates without a written agreement (the real property and interests in real property identified in this sentence, the “Real Property”). The Real Property constitutes all parcels of real property and interests in real property used in the conduct of the businesses of the Target Companies and the Subsidiary.

(c) Neither Target Company nor the Subsidiary has received a written notice of any pending condemnation proceedings or eminent domain proceedings of any kind against the Real Property.

3.10 Intellectual Property.

(a) Schedule 3.10(a) sets forth a complete and accurate list of all (i) Intellectual Property owned by the Target Companies and the Subsidiary and (ii) Intellectual Property licensed by (other than commercial off-the-shelf Software (including Software offered as a service) with an annual license fee less than $10,000) any Target Company or the Subsidiary for use in its business (the “Company Intellectual Property”), specifying as to each such item of Company Intellectual Property that is owned by a Target Company or the Subsidiary, as applicable: (A) the nature of the item, including the title; (B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (D) the issuance, registration or application numbers, filing dates and expiration dates. Complete copies of each scheduled license have been made available to Purchaser.

(b) The consummation of the transactions contemplated by this Agreement will not impair any right to use any Company Intellectual Property as it is currently used by the Target Companies and the Subsidiary. The Target Companies or the Subsidiary owns and has good and marketable title to, or possesses sufficient and legally enforceable rights to use, each item of Company Intellectual Property, free and clear of all Liens, other than Permitted Liens. All registered Marks, issued Patents, and registered Copyrights owned by any Target Company or the Subsidiary are to the Company’s Knowledge, valid, subsisting and enforceable. All registration, maintenance and renewal fees currently due in connection with registered Company Intellectual Property owned by any of the Target Company or the Subsidiary have been made and all necessary documents, assignments, recordations and certifications in connection with such registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such registrations.

(c) No claims have been asserted in writing by a Person, or to the Company’s Knowledge, threatened by any Person, with respect to the ownership or use by any Target Company or the Subsidiary of the Company Intellectual Property. To the Company’s Knowledge, no Person has or is infringing on, diluting, violating, or misappropriating any Company Intellectual Property owned by any Target Company or the Subsidiary.

(d) Each Target Company and the Subsidiary have developed all Software owned or purported to be owned by a Target Company or the Subsidiary (the “Company Software”) through its own efforts or its contractors and for its own account. No source code of any Company Software has been licensed or otherwise provided to another Person, except as disclosed to a third party under a confidentiality agreement with Seller, and all such source code at all times has been safeguarded and maintained in confidence. Seller’s current use of the Company Software, including the license of the Company Software to customers and other third parties, does not breach any term of any license or other contract between Seller and any third party. Except as disclosed on Schedule 3.10(d), the Company Software does not incorporate open source software code or standards or any source code or standards developed or owned by any third party. None of the products sold or distributed by either Target Company or the Subsidiary contain any code that is licensed pursuant to the provisions of any open source license agreement or any other license agreement that requires that source code be distributed or made available in connection with the distribution of the licensed software in object code or that limits the amount of fees that may be charged in connection with the sublicensing or distributing of such licensed software. The Company Software is free of any disabling codes or instructions, and any virus or other intentionally created, undocumented, contaminant, that is intended to be used to access, modify, delete, damage or disable any of the computer systems of any the Target Company or the Subsidiary. There are no programming defects, errors, or bugs in the Company Software which results in substantial or material noncompliance with, or deviations from, the Company Software description and specifications, if any, excluding any current ongoing or incomplete unreleased products identified as such on Schedule 3.10(d) of the Disclosure Schedule. Each Target Company and the Subsidiary are in material compliance with the terms and conditions of all license agreements in favor of such Target Company or the Subsidiary relating to such licensed Software.

(e) The Company Intellectual Property owned by any Target Company or the Subsidiary was: (i) created or developed by employees of a Target Company or the Subsidiary working within the scope of their employment at the time of such development, all of whom are and were obligated to assign and did assign all rights to a Target Company or the Subsidiary, or (ii) created or developed by agents, consultants, contractors or other Persons who have executed appropriate instruments of assignment in favor of a Target Company or the Subsidiary as assignee that have conveyed to a Target Company or the Subsidiary ownership of all of such party’s respective Intellectual Property rights in such Company Intellectual Property. To the Company’s Knowledge, no third party possesses any right, title or interest in the Company Software or any Company Intellectual Property owned by a Target Company or the Subsidiary (other than nonexclusive licenses granted by a Target Company or the Subsidiary in the ordinary course of business) and the Target Companies and the Subsidiary have not received written notice from any third party claiming any such right, title or interest.

3.11 Litigation. As of the date hereof, there are no actions, suits or proceedings pending, or, to the Company’s Knowledge, actions, suits or proceedings threatened in writing against the Target Companies, the Subsidiary or their respective assets, at law or in equity, by or before any Governmental Authority, or by or on behalf of any third party. The Target Companies have not received any written notice that the Target Companies, the Subsidiary or any of their respective assets is subject to any Order.

3.12 Employee Benefit Plans.

(a) Schedule 3.12(a) of the Disclosure Schedule sets forth a complete list of all “employee benefit plans” (as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, other than a multiemployer plan (as defined in Section 3(37) of ERISA) as well as any bonus, severance, employment, consulting, retention, change in control, health or welfare, pension, profit-sharing, retirement, stock option or other equity or equity-based and deferred, incentive compensation, fringe benefit plan, program, agreement or arrangement (whether written or unwritten), under which either Target Company or the Subsidiary has any material present or future obligations or material liability on behalf of any current or former employee of the Target Companies or the Subsidiary or the dependents or beneficiaries of such employees (all of the foregoing being referred to in this Agreement as the “Company Benefit Plans”).

(b) Each Company Benefit Plan has been operated and administered in material compliance with its terms, ERISA and the Code and any other Applicable Law. Neither Target Company nor the Subsidiary nor, to the Company’s Knowledge, any other “disqualified person” or “party in interest” (as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively) with respect to a Company Benefit Plan has breached the fiduciary rules of ERISA or engaged in a prohibited transaction that could subject the Target Companies or the Subsidiary to a material Tax or penalty imposed under Section 4975 of the Code or Sections 502(i), (j) or (l) of ERISA.

(c) Except as required under Section 4980B of the Code, the Target Companies and the Subsidiary do not have any obligation to provide health benefits to any employee following termination of employment.

(d) The Target Companies and the Subsidiary have made available to Purchaser or to Purchaser’s counsel true and complete copies of the following documents relating to the Company Benefit Plans, to the extent applicable: (i) all Company Benefit Plan documents; (ii) all summary plan descriptions and summaries of material modifications with respect to each Company Benefit Plan, (iii) the Form 5500 filed for each of the two most recent plan years for each Company Benefit Plan for which a Form 5500 is required to be filed; (iv) any related trust agreements, insurance contracts or documents of any other funding arrangements; (v) all amendments, modifications or supplements to any such document; (vi) the two most recent actuarial reports; (vii) the most recent determination or opinion letter from the IRS; and (vii) any notices to or from the IRS or any office or representative of the U.S. Department of Labor or any other Governmental Authority relating to any material compliance issues in respect of any such Company Benefit Plan received within the past six (6) years.

(e) Neither the Target Companies, the Subsidiary nor any ERISA Affiliate of either does or has ever sponsored, maintained, contributed to, had any obligation to make contributions to, incurred any liability or may incur any liability to any Company Benefit Plan or other employee benefit plan, program, agreement or arrangement that: (i) is or was subject to the minimum funding standards set forth in Sections 302, 303, 304, or 305 of ERISA and Section 412, 430, 431, 432, and 436 of the Code, including any “defined benefit plan” (as defined by Section 3(35) of ERISA) or any “multiemployer plan” (as defined by Section 3(37) of ERISA) or (ii) is or was an employee benefit plan or arrangement that is governed by the laws of any government outside of the United States.

(f) No claim, lawsuit, arbitration or other action is pending or, to the Company’s Knowledge, threatened, with respect to any of the Company Benefit Plans (including claims, lawsuits, arbitrations or other actions with respect to fiduciaries, trustees or other individuals or entities, in each case, who are employed by or affiliated with the Target Companies, based on their service to such plans) or the assets thereof (other than routine claims for benefits and appeals of such claims), and no Company Benefit Plan is under, and the Target Companies (including the Subsidiary or any ERISA Affiliate thereof) have not, within the past six (6) years, received any notice of, an audit or investigation by the Internal Revenue Service (“IRS”), U.S. Department of Labor or any other Governmental Authority and no such completed audit, if any, has resulted in the imposition of any material Tax or penalty.

(g) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, and to the Company’s Knowledge, there are no circumstances that would reasonably be expected to result in revocation of any such favorable determination letter. Each trust created under any Company Benefit Plan has been determined to be exempt from taxation under Section 501(a) of the Code, and Target Companies and the Subsidiary are not aware of any circumstance that would reasonably be expected to result in a revocation of such exemption. With respect to each Company Benefit Plan, no event has occurred or condition exists that would reasonably be expected to give rise to a loss of any intended tax consequence or to any Tax under Section 511 of the Code.

(h) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current, former or retired director, executive officer, employee, consultant, independent contractor or other service provider of the Target Companies or the Subsidiary or ERISA Affiliates (except as set forth in Section 5.20); (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor; (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation; (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or be subject to the sanctions imposed under Section 4999 of the Code; (v) require the Target Companies or the Subsidiary to create any new employee benefit plan, program, agreement or arrangement; or (vi) conflict with the terms of any Company Benefit Plan.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including each award thereunder, has been maintained and operated in documentary and operational compliance in all material respects with the applicable provisions of Section 409A of the Code and the Treasury Regulations and other official guidance issued thereunder (collectively, “Section 409A”). Neither the Target Companies nor the Subsidiary have any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A.

3.13 Taxes.

(a) The Target Companies and the Subsidiary have timely filed (after giving effect to applicable extensions) with the appropriate Governmental Authority all material Tax Returns required to be filed by or with respect to the Target Companies and/or the Subsidiary, on or prior to the Closing Date, and such Tax Returns (as relating to the Taxes shown as due and payable on such Tax Return) were true, correct and complete in all material respects when filed and prepared and filed in accordance with Applicable Laws. True, correct and complete copies of all income Tax returns of the Target Companies and the Subsidiary filed since December 31, 2010 have been made available to Purchaser.

(b) The Target Companies and the Subsidiary have timely paid all material Taxes of the Target Companies and the Subsidiary that are due and payable.

(c) No waivers or extensions of statutes of limitation have been given or requested with respect to the Target Companies or the Subsidiary in connection with any Tax Returns covering the Target Companies or the Subsidiary or with respect to any Taxes payable by them.

(d) The Target Companies and the Subsidiary have or have caused to be duly and timely withheld or collected all material Taxes required by Applicable Laws to have been withheld or collected, including sales and use Taxes and amounts required to be withheld or collected in connection with payments to their employees, agents and contractors and to nonresidents, and have paid over to the appropriate Governmental Authority all amounts so withheld or collected.

(e) There are no Liens with respect to Taxes, other than Permitted Liens, upon any assets of the Target Companies or the Subsidiary.

(f) No audits for Taxes are in progress or, to the Company’s Knowledge, threatened in writing with regard to any Tax Return of the Target Companies or the Subsidiary.

(g) The Target Companies and the Subsidiary are and have at all times since their respective dates of formation been treated as either a partnership or disregarded entity for U.S. federal income Tax purposes.

(h) The Target Companies and the Subsidiary will not be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date, including any change in accounting method or Code Section 481 adjustments required by the consummation of the transactions contemplated by this Agreement, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date, (iii) any deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision or administrative rule of federal, state, local or non-U.S. income Tax Law), (iv) any installment sale or open transaction disposition made on or prior to the Closing Date, (v) any prepaid amount received on or prior to the Closing Date, or (vi) any election under Section 108(i) of the Code.

(i) None of the assets of the Target Companies and the Subsidiary (i) constitutes “tax-exempt use property” within the meaning of Section 168(h) of the Code, (ii) is “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iii) is subject to a lease, safe harbor lease or other arrangement as a result of which the Target Companies or the Subsidiary is not treated as the owner for U.S. federal income Tax purposes, (iv) secures any debt the interest of which is tax-exempt under Section 103(a) of the Code, or (v) is subject to a “section 467 rental agreement” as defined in Section 467 of the Code.

(j) In the past three (3) years, no Governmental Authority in a jurisdiction in which any Target Company or Subsidiary does not file Tax Returns has asserted in writing that such Target Company or Subsidiary may be subject to Tax in such jurisdiction or is required to file such Tax Returns.

(k) Neither Target Company nor the Subsidiary is bound by or is currently subject to (i) any Tax allocation or Tax sharing agreement (or similar agreement) or any other contract (other than pursuant to contracts entered into in the ordinary course of business that normally include Tax allocation or sharing provisions, such as leases, credit agreements, and licenses), or (ii) any potential obligation to indemnify any other Person with respect to Taxes, whether as a transferee or successor, by contract, or otherwise.

(l) No Seller is a “foreign person” within the meaning of Sections 1445 and 7701 of the Code.

(m) The Target Companies and the Subsidiary have not participated in any (i) “tax shelter” within the meaning of Section 6111 of the Code (as in effect prior to the enactment of P.L. 108-357 or (ii) “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (as in effect at the relevant time).

(n) Within the past five years, the Target Companies and the Subsidiary have not: (i) applied for a ruling concerning Taxes from any Governmental Authority; (ii) entered into a closing agreement concerning Taxes with any Governmental Authority; or (iii) granted a power of attorney with respect to any Tax matter that is outstanding or has any continuing effect.

(o) The Target Companies and the Subsidiary do not have and in the past five years have not had, a permanent establishment, as defined in any applicable Tax treaty or convention, in any country other than the United States.

3.14 Contracts and Commitments.

(a) Schedule 3.14(a) of the Disclosure Schedule sets forth a list of all Material Contracts.

(b) Each Material Contract is valid and binding on the Target Companies or the Subsidiary, as applicable, and is in full force and effect. To the Company’s Knowledge, each Material Contract is valid and binding on the counterparties thereto. As of the date hereof, with respect to all Material Contracts, neither Target Company nor the Subsidiary nor, to the Company’s Knowledge, any other party to any such Material Contract, is in material breach thereof or default thereunder and there does not exist under any event thereof which, with the giving of notice or the lapse of time, would constitute such a material breach or default. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Purchaser.

(c) Schedule 3.14(c) of the Disclosure Schedule sets forth a complete and accurate list of all operating leases of equipment and all Real Property Leases.

3.15 Compliance with Laws. Each of the Target Companies and the Subsidiary is in material compliance with all Applicable Laws and all Orders of, and agreements with, any Governmental Authority applicable to the Target Companies or the Subsidiary, except for such non-compliance as would not, individually or in the aggregate, result in a Material Adverse Effect. The Target Companies and the Subsidiary have all permits, certificates, licenses, approvals and other authorizations required under Applicable Laws or necessary in connection with the conduct of their businesses.

3.16 Labor Matters. The Target Companies and the Subsidiary are (a) in compliance, in all material respects, with all Applicable Laws regarding employment and employment practices; (b) to the Company’s Knowledge, there is no unfair labor practice charge or complaint against a Target Company or the Subsidiary pending before the National Labor Relations Board nor is there any grievance nor any arbitration proceeding arising out of or under collective bargaining agreements pending with respect to the businesses of the Target Companies and the Subsidiary; (c) there is no labor strike, slowdown, work stoppage or lockout in effect or, to the Company’s Knowledge, threatened against a Target Company or the Subsidiary; (d) there is no charge or complaint pending against a Target Company or the Subsidiary before the Equal Employment Opportunity Commission, the Office of Federal Contract Compliance Programs or any similar state, local or foreign agency; (e) neither Target Company nor the Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices; (f) the Target Companies and the Subsidiary will not have any liability under any benefit or severance policy, practice, agreement, plan or program which exists or arise, or may be deemed to exist or arise, under any Applicable Law or otherwise, as a result of the transactions contemplated hereunder; (g) neither Target Company nor the Subsidiary is a party to any collective bargaining agreement; and (h) the Target Companies and the Subsidiary are in compliance with their respective obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”). Schedule 3.16 of the Disclosure Schedule sets forth a complete and accurate list of all employees of the Target Companies or the Subsidiary as of the date hereof. Neither of the Target Companies nor the Subsidiary engage any independent contractors or consultants. All employees of the Target Companies or the Subsidiary classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws, if any, are properly classified.

3.17 Environmental Matters. (a) There are no Environmental Claims pending or, to the Company’s Knowledge, threatened against the Target Companies or the Subsidiary, (b) the Target Companies and the Subsidiary are and have been in the past five years in compliance with all applicable Environmental Laws, except for such non-compliance as would not result in a Material Adverse Effect, (c) the Target Companies and the Subsidiary have obtained, and are and have been in the past five years in compliance with, all governmental environmental permits, registrations and authorizations required under Environmental Laws for the operation of the businesses of the Target Companies and the Subsidiary, except for such non-compliance as would not result in a Material Adverse Effect, (d) no Hazardous Substance has been released, transported, stored, treated or disposed of by the Target Companies or the Subsidiary on the real estate presently and formerly owned, operated or otherwise used by the Target Companies or the Subsidiary so as to give rise to a Material Adverse Effect and (e) neither Target Company nor the Subsidiary has entered into, agreed to or is subject to any Order of any Governmental Authority under any Environmental Laws.

3.18 Brokers. Except for Petsky Prunier LLC, no broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees or financial advisory fees in connection with the transactions contemplated hereby by reason of any action taken by the Target Companies or any of their directors, officers, employees, representatives or agents.

3.19 Insurance.

(a) Set forth in Schedule 3.19(a) is a list of all policies of property, fire and casualty, product liability, general liability, workers’ compensation and other forms of insurance held by the Target Companies and the Subsidiary. Copies of such policies have been made available to Purchaser.

(b) (i) The policies listed in Schedule 3.19(a) are in full force and effect and, to the Company’s Knowledge, are free from any right of termination on the part of the insurance carriers, (ii) all premiums and retained losses within deductibles or self-insured retentions due with respect thereto have been paid or accrued, (iii) no written notice of termination or cancellation has been received by the Target Companies or the Subsidiary with respect to any such policy, (iv) no written notice has been received by the Target Companies or the Subsidiary with respect to changes in any such policy that are required in the conduct of the business of the Target Companies and the Subsidiary as a condition to the continuation of coverage under, or renewal of, any such policy and (v) such policies, with respect to their amounts and types of coverage, are adequate to insure against risks to which the Target Companies and the Subsidiary are normally exposed in the ordinary course of business.

3.20 Affiliate Transactions. There are no contracts between either Target Company or the Subsidiary, on the one hand, and any Seller or Affiliate of the Sellers (other than the Target Companies), on the other hand.

3.21 Customers and Suppliers.

(a) Schedule 3.21(a) sets forth: (i) each of the top ten customers to the Target Companies and the Subsidiary for each of the two most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. Neither of the Target Companies nor the Subsidiary has received any notice (written or verbal) that any of, and to the Company’s Knowledge, none of the Material Customers have ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce or alter its relationship with the Target Companies or the Subsidiary, whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise.

(b) Schedule 3.21(b) sets forth (i) each supplier to whom the Target Companies or the Subsidiary has paid consideration for goods or services rendered in an amount greater than or equal to $250,000 for each of the two most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. Neither of the Target Companies nor the Subsidiary has received any notice (written or verbal) that any of, and to the Company’s Knowledge, none of the Material Suppliers have ceased, or intends to cease, to supply goods or services to the Target Companies or the Subsidiary or to otherwise terminate or materially reduce or alter its relationship with the Target Companies or the Subsidiary, whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise.

3.22 Data Protection and Compliance.

(a) Schedule 3.22(a) lists the countries in which the database(s) containing Personal Data that are maintained or processed by or for the Target Companies or the Subsidiary (the “Target Databases”) are stored, maintained, or accessed.

(b) There has been no “breach” relating to any of the Personal Data or other data or information in connection with the Target Databases, Target IT Systems, or the business of the Target Companies or the Subsidiary, as “breach” or terms of similar import are defined by any applicable data breach notification laws (a “Data Breach”), and no claim of a Data Breach has been communicated to or identified by the Target Companies or the Subsidiary, and there is no basis for any claims relating to a Data Breach.

(c) The Target Companies and the Subsidiary (and their subcontractors, to the Company’s Knowledge) have developed, implemented, maintained and used appropriate administrative, organizational, technical and physical safeguards, procedures and training relating to the business of Target Companies and the Subsidiary as set forth in the Target Privacy and Security Policy. Such safeguards of the Target Companies and the Subsidiary (and their subcontractors, to the Company’s Knowledge) (i) meet all applicable requirements imposed by any applicable contract with a client or licensor of the Target Companies or the Subsidiary, including, but not limited to, all requirements relating to the implementation, maintenance and certification of such safeguards and (ii) have been audited by an independent third party reviewer using currently accepted standards; except, in the case of either (i) or (ii), where the applicable client, licensor or prospect has agreed in writing to conduct its own audit or assessment in lieu of such requirements or third party certification.

(d) The Target Companies and the Subsidiary own or have a valid right to use all Target IT Systems and all use of Target IT Systems is within the scope of any applicable third party licenses or other agreements. The Target IT Systems are sufficient for the business of the Target Companies and Subsidiary as currently conducted, including without limitation any obligations in client or licensor agreements, and do not contain any material deficiencies and do not require any material upgrades in the twelve (12) months following the Closing. Except as set forth in Schedule 3.22(d), the consummation of the transactions contemplated in this Agreement will not impair or interrupt the Target Companies or the Subsidiary from accessing or using any Target IT Systems as the Target IT Systems are currently accessed and used by the Target Companies and the Subsidiary.

(e) Each counterparty to the Direct Mail Contracts is in compliance with all Laws applicable to the mailing and marketing activities conducted by such counterparty for or on behalf of a Target Company or the Subsidiary, or it or their clients, including, but not limited to, CAN-SPAM and any other Laws relating to consumer protection, disclosure or notice.

3.23 Full Disclosure. Sellers have not made any misstatement or omitted any material fact to the Purchaser, which misstatement or omission would, individually or in the aggregate, have a Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Target Companies as follows:

4.1 Organization. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has all requisite power and authority to enter into this Agreement, the Escrow Agreement and the other agreements contemplated by this Agreement to be entered into by Purchaser at Closing (collectively, the “Purchaser Agreements”) and to consummate the transactions contemplated hereby and thereby.

4.2 Authority. This Agreement has been, and each other Purchaser Agreement will be, duly authorized by all necessary limited liability company power or other action of Purchaser, and this Agreement has been, and each other Purchaser Agreement will be, duly executed and delivered by Purchaser, and constitutes or will constitute a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

4.3 No Violation; Consents and Approvals. The execution and delivery by Purchaser of this Agreement and the other Purchaser Agreements to which Purchaser is a party do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not (a) conflict with, or result in any violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) any provision of the Fundamental Documents of Purchaser, (ii) any Order applicable to Purchaser or the property or assets of Purchaser or (iii) any Applicable Law applicable to Purchaser or the property or assets of Purchaser or (b) give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties of Purchaser under, any material contract to which Purchaser is a party or by which Purchaser or any assets of Purchaser may be bound. No Governmental Approval of any Governmental Authority is required to be obtained or made by or with respect to Purchaser in connection with the consummation of the transactions contemplated hereby.

4.4 Litigation. As of the date hereof, there are no actions, suits or proceedings pending or, to the knowledge of Purchaser, actions, suits or proceedings threatened in writing against or affecting Purchaser or its assets, at law or in equity, by or before any Governmental Authority, or by or on behalf of any third party, except those which, if adversely determined, would impair Purchaser’s ability to consummate the transactions contemplated hereby. Purchaser has not received any written notice that Purchaser or any of its assets is subject to any material Order.

4.5 Funding. Purchaser has the necessary funding to meet all of its obligations under this Agreement and the other Purchaser Agreements, including, without limitation, the Purchase Price, any adjustments thereto and all of its fees and expenses incurred in order to consummate the transactions contemplated by this Agreement.

4.6 Investment Intent. Purchaser is acquiring the Securities for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act. Purchaser has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Securities, and Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Securities. Purchaser acknowledges that the Securities have not been registered under the Securities Act, or any state securities laws, and understands and agrees that it may not sell or dispose of any of the Securities except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities laws.

4.7 Solvency.

(a) Immediately after giving effect to the acquisition of the Securities and the consummation of the other transactions contemplated by this Agreement (including the debt and equity financings, to the extent applicable, being entered into in connection therewith):

(i) the fair value (determined on a going concern basis) of the assets of Purchaser and its subsidiaries (including the Target Companies and the Subsidiary) shall be greater than the total amount of their liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(ii) each of Purchaser, the Target Companies and the Subsidiary shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(iii) each of Purchaser, the Target Companies and the Subsidiary shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

(b) In completing the transactions contemplated by this Agreement, Purchaser does not intend to hinder, delay or defraud any present or future creditors of Purchaser, the Target Companies or the Subsidiary.

4.8 Brokers. No broker, finder or financial advisor or other Person is entitled to any brokerage fees, commissions, finders’ fees or financial advisory fees in connection with the transactions contemplated hereby by reason of any action taken by Purchaser or any of its partners, directors, officers, employees, representatives or agents.

ARTICLE V

COVENANTS OF THE PARTIES

5.1 Conduct of the Company’s Business. Except (i) as contemplated by this Agreement or (ii) as required by Applicable Law, during the period from the date hereof to the

Closing Date, unless Purchaser otherwise consents in advance (which consent shall not be unreasonably withheld or delayed), each of the Target Companies will, and will cause the Subsidiary to, conduct its business and operations in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, (i) except as contemplated by or necessary to effectuate this Agreement or (ii) as required by Applicable Law, during the period from the date of this Agreement to the Closing Date, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), neither Target Company nor the Subsidiary will cause any of the changes, events or conditions described in Section 3.7 to occur.

Notwithstanding anything contained in this Agreement to the contrary, the Target Companies may (at their sole discretion) at any time or from time to time prior to the Closing use any cash on hand for any purpose (including a distribution or dividend to the Sellers or any of their Affiliates), and such use shall not in any circumstance result in an adjustment to the Purchase Price.

5.2 Access.

(a) During the period from the date of this Agreement through the Closing Date, the Target Companies shall give Purchaser and its agents and authorized representatives (including prospective lenders) full and complete access to all offices, facilities, books and records, officers, employees and advisors (including audit and tax working papers prepared by its independent accountants, provided that Purchaser will execute releases reasonably requested by the independent accountants if requested to do so) of the Target Companies and the Subsidiary as Purchaser may reasonably request during normal business hours; provided that neither Target Company nor the Subsidiary is under any obligation to disclose to Purchaser or any such representative any information the disclosure of which is restricted by contract or Applicable Law or would be reasonably likely to compromise the attorney-client privilege. Purchaser covenants that any investigation shall be conducted in such a manner as not to unreasonably disrupt the normal operations of the Target Companies or the Subsidiary.

(b) From and after the Closing Date, (i) for any reasonable business purpose, (ii) to the extent necessary for the preparation of financial statements, regulatory filings or Tax returns of the Sellers or their Affiliates, (iii) in connection with any legal proceeding or (iv) in connection with the determination of any matter relating to the rights or obligations of the Sellers or any of their Affiliates under this Agreement or any of the Target Company Agreements, Purchaser shall give the Sellers and their agents and authorized representatives reasonable access to all offices, facilities, books and records, officers, employees and advisors of Purchaser as it relates to the Target Companies as any Seller may reasonably request (upon reasonable prior notice) during normal business hours; provided that Purchaser is not under any obligation to disclose to the Sellers or any such representative any information the disclosure of which is restricted by contract or Applicable Law or could compromise any applicable privilege (including the attorney-client privilege). The Sellers covenant that any investigation shall be conducted in such a manner as not to unreasonably disrupt the normal operations of Purchaser.

(c) Any information provided to or obtained by Purchaser pursuant to paragraph (a) above shall be deemed confidential information as described in the agreement dated September 18, 2014 between Petsky Prunier LLC, as the authorized representative of the Target Companies, and Purchaser (the “Confidentiality Agreement”), and shall be held by Purchaser in accordance with, and be subject to the terms of, the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms thereof. In the event of the termination of this Agreement for any reason, Purchaser shall comply with the terms and provisions of the Confidentiality Agreement, including returning or destroying all confidential information and the non-soliciting of employees of the Target Companies or the Subsidiary.

5.3 Preservation of Records. The Sellers and Purchaser agree that each of them shall preserve and keep the records held by them or their Affiliates relating to the respective businesses of the Target Companies and the Subsidiary for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, legal proceedings or Tax audits against or governmental investigations of the Sellers or Purchaser or any of their Affiliates or in order to enable the Sellers or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event the Sellers or Purchaser wishes to destroy such records after that time, such party shall first give ninety (90) days’ prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that ninety (90)-day period, to take possession of the records within one-hundred eighty (180) days after the date of such notice.

5.4 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto will use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate the transactions contemplated by this Agreement at the earliest practicable date. Without limiting the foregoing, each party shall use its commercially reasonable efforts to cause the Closing to occur on March 1, 2015.

5.5 Consents. Without limiting the generality of Sections 5.4 and 5.7, each of the parties hereto will use its commercially reasonable efforts to (a) prior to the Closing, obtain the consent set forth on Schedule 6.2(f) of the Disclosure Schedule and any authorizations, consents and approvals of any Governmental Authorities necessary in connection with the consummation of the transactions contemplated by this Agreement, and (b) following the Closing, obtain the authorizations, consents and approvals set forth on Schedule 5.5 of the Disclosure Schedule. Each of the parties hereto will make or cause to be made all filings and submissions under Applicable Laws as may be required for the consummation of the transactions contemplated by this Agreement. The parties hereto will coordinate and cooperate with each other in exchanging such information and assistance as any of the parties hereto may reasonably request in connection with the foregoing.

5.6 Public Announcements. The parties hereto shall not issue any report, statement or press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without prior consultation with and approval of the other parties, except as may be required by Applicable Law, in which case such party shall advise the other parties and discuss the contents of the disclosure before issuing any such report, statement or press release.

5.7 Filings and Authorizations; Consummation. Each party shall use its commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the transactions contemplated by this Agreement.

5.8 Notice of Events.

(a) During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, Purchaser shall promptly notify the Target Companies in writing if Purchaser becomes aware of (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of its representations or warranties had any such representation or warranty been made as of the time of Purchaser’s discovery of such event, fact or condition and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(b) During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, the Seller Representative shall promptly notify Purchaser in writing if the Target Companies or any Seller becomes aware of (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of the Target Companies’ or any Seller’s representations or warranties contained herein had such representation or warranty been made as of the time of the discovery of such event, fact or condition and (ii) any material failure on the part of the Target Companies or any Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. If any such event, fact or condition should arise (A) during the period commencing on the date hereof and ending on the Closing Date, and (B) that would require a change to the Disclosure Schedule, then the Seller Representative shall promptly deliver to Purchaser a supplement to the Disclosure Schedule specifying such change. Any such supplement to the Disclosure Schedule shall cure any such misrepresentation, breach or non-compliance of any representation, warranty or covenant that otherwise exists hereunder, and, from and after the Closing Date, no Purchaser Indemnitee shall have the right to seek indemnification for any Damages arising from or relating to any such events, facts or conditions. For the avoidance of doubt, nothing in this Section 5.8 shall limit Purchaser’s ability to claim that a Material Adverse Effect has occurred pursuant to Section 6.2(a).

5.9 Exculpation, Etc.

(a) After the Closing, the Target Companies shall exculpate (to the greatest extent permitted by applicable Law) and shall indemnify, defend and hold harmless, each of the members, managers, officers and controlling Persons of the Target Companies (each of them acting in such capacity at or prior to the Closing) against all Damages with respect to all acts and omissions by them, or arising out of any violations or alleged violations of the fiduciary duty of care to the Target Companies (excluding willful misconduct), as the case may be, in their capacities as members, managers, officers or controlling Persons of the Target Companies, as the case may be, occurring at or prior to the Closing to the extent such persons had the right to be exculpated by the Target Companies prior to the Closing. Purchaser agrees that all rights of such Persons to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date if and as provided in the respective Fundamental Documents of the Target Companies are now in effect, and along with any other indemnification agreements or arrangements of the Target Companies shall survive the Closing Date and shall continue in full force and effect in accordance with their terms.

(b) For a period of at least six (6) years commencing from the Closing Date, the Target Companies shall maintain officers’ and directors’ liability insurance covering the Persons who are, as of and prior to the Closing Date, covered by the Target Companies’ officers’ and directors’ liability insurance policies with respect to actions and omissions occurring prior to and on the Closing Date, on terms which are no less favorable to such Persons than the terms of such current insurance in effect for the Target Companies prior to the Closing, and such insurance shall name such Persons as “loss payees”. The cost of such insurance required pursuant to this Section 5.9(b) shall not exceed 150% of the current amount and shall be borne equally by each of Purchaser and the Sellers. In the event that any Person is or would have been entitled to coverage under an officers’ and directors’ liability insurance policy pursuant to this Section 5.9(b) and such policy has lapsed, not been purchased, terminated or is otherwise in breach or default or affords lesser coverage than is required by this Section 5.9(b) as a result of the Target Companies’ failure to maintain and fulfill their obligations pursuant to this Section or for any other reason, Purchaser and the Target Companies, jointly and severally, on the one hand, and the Sellers, jointly and severally, on the other hand, shall pay to such Persons one half of such amounts and provide any other coverage or benefits as such Persons would have received pursuant to such policy.

(c) In the event the Target Companies or any of their respective subsidiaries, successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, Purchaser shall, and shall cause the Target Companies to, ensure that proper provisions shall be made so that the successors and assigns of the Target Companies or their respective subsidiaries (as applicable) assume the obligations set forth in this Section 5.9.

(d) The provisions of this Section 5.9 are intended to be for the benefit of, and will be enforceable by, each such Person entitled to indemnification, his or her heirs and his or her representatives. The obligations of Purchaser and the Target Companies under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.9 applies without the express written consent of such affected indemnitee.

5.10 Tax Covenants.

(a) Tax Returns.

(i) The Sellers shall prepare, or cause to be prepared, and shall timely file, or cause to be filed, (1) all Tax Returns of the Target Companies or the Subsidiary due (after taking into account all appropriate extensions) on or prior to the Closing Date and (2) the IRS Form 1065 (and any comparable state and local Tax Returns and related K-1s) for each Target Company for any Pre-Closing Tax Period, whether to be filed before, on or after the Closing Date (collectively with those set forth in clause (1), the “Seller Prepared Returns”). Seller Prepared Returns shall be prepared on a basis consistent with existing procedures and practices and accounting methods to the extent a change could have an adverse Tax impact on Purchaser or on the Target Company or the Subsidiary for any period (or portion of a Straddle Period) beginning after the Closing Date. At least ten (10) days prior to the due date of any Seller Prepared Return that needs to filed after the Closing Date and signed by an officer of the Target Companies or the Subsidiary, the Seller Representative shall submit such Seller Prepared Return to Purchaser, and Purchaser shall cause the applicable Target Company or the Subsidiary to sign and timely file the Seller Prepared Return in the form submitted by the Seller Representative.

(ii) Purchaser, at its sole cost and expense, shall cause the Target Companies and the Subsidiary to prepare and timely file all Tax Returns (other than Seller Prepared Returns) due after the Closing Date (after taking into account appropriate extensions) (the “Purchaser Prepared Returns”). To the extent that a Purchaser Prepared Return relates to a Pre-Closing Tax Period or a Straddle Period, such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods. At least ten (10) days prior to the due date of any Purchaser Prepared Return that shows an Indemnified Tax, Purchaser shall provide a draft of such Tax Return to the Seller Representative for the Seller Representative’s review and comment. Purchaser shall cause the applicable Target Companies to incorporate all reasonable comments of the Seller Representative prior to filing such Tax Return.

(iii) Purchaser shall not, and shall not allow the Target Companies or the Subsidiary to amend any Tax Return of the Target Companies or the Subsidiary for a Pre-Closing Tax Period or Straddle Period or otherwise initiate (or agree to) any other Seller Tax Matter without the prior written consent of the Seller Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(iv) With respect to certain Tax matters, the Sellers and Purchaser agree as follows:

A. To treat the Sellers as selling their interests in the Target Companies and Purchaser shall be treated as acquiring the assets of the Target Companies for all federal income Tax purposes, including any state or local Tax jurisdiction that follows the federal income tax system, and for all other purposes, including for purposes of Transfer Taxes, Purchaser shall be treated as acquiring all the Securities from the Sellers.

B. To treat each Target Company as having a year for income tax purposes that ends as of the close of the day on the Closing Date and to file a final IRS Form 1065 for such year.

C. To treat any income Tax deduction with respect to any Seller Expense as being reported on the IRS Form 1065 of the applicable Target Company ending on the Closing Date.

D. To treat any gains, income, deductions, losses, or other items realized by the Target Companies or the Subsidiary with respect to any transaction engaged on the Closing Date, but after the Closing, that is outside of the ordinary course or business as occurring the “next day.”

Unless otherwise required by a determination of a Governmental Authority that is final, the Sellers and Purchaser shall prepare and file all Tax Returns (and cause the Target Companies to file all Tax Returns), including timely and properly making all agreed elections, consistently with the agreements set forth in this Section 5.10(a)(iv) and neither the Sellers nor Purchaser shall take any position during the course of any audit or other legal proceedings with respect to any Taxes or Tax Returns that is inconsistent with the agreements set forth above.

(b) Straddle Period Tax Returns. To the extent permissible under Applicable Law, the parties agree to elect (and have each Target Company elect) to have each Tax year of the Target Companies end on the Closing Date and, if such election is not permitted or required in a jurisdiction with respect to a specific Tax such that a Target Company is required to file a Tax Return for a Straddle Period, to utilize the following conventions for determining the amount of Taxes attributable to the portion of the Straddle Period ending on the Closing Date: (i) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount attributable to the portion of the Straddle Period ending on the Closing Date shall equal the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; provided that if as a result of the transactions contemplated by this Agreement, the value of any asset is reassessed for purposes of determining the amount of any property or other Tax, any resulting increase in Tax for such Straddle Period shall be treated as being solely with respect to the portion of the Straddle Period beginning on the date after the Closing Date; and (ii) in the case of all other Taxes (including income Taxes, sales Taxes, employment Taxes, withholding Taxes), the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the applicable Target Company or the Subsidiary filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending on as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of clause (ii), (A) any item determined on an annual or periodic basis (including amortization and depreciation deductions) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period; and (B) the parties shall use the conventions provided for in Section 5.10(a)(iv) with respect to allocating the deductions for Seller Expenses and for purposes of allocating items resulting from a transaction engaged in on the Closing Date, but after the Closing, that is outside of the ordinary course of business. The Sellers shall pay or cause to be paid to Purchaser any Indemnified Tax that are shown as due on a Straddle Period Tax Return prepared by Purchaser and provided to the Seller Representative in accordance with Section 5.10(a)(ii) no later than five (5) days before the due date with respect to any such Tax Return (but no earlier than three (3) days after receiving written demand for payment accompanied by a reasonable computation of the amount of Indemnified Taxes shown as due).

(c) Cooperation. Purchaser, each Target Company, and the Sellers shall (i) assist in the preparation and timely filing of any Tax Return of any Target Company or the Subsidiary for a Pre-Closing Tax Period or Straddle Period; (ii) assist in any audit or other proceeding with respect to Taxes or Tax Returns of any Target Company or the Subsidiary for a Pre-Closing Tax Period or Straddle Period; (iii) make available any information, records, or other documents relating to any Taxes or Tax Returns of the Target Companies and the Subsidiary (including copies of Tax Returns and related work papers) for a Pre-Closing Tax Period or Straddle Period; and (iv) provide certificates or forms, and timely execute any Tax Returns, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

(d) Tax Contests. If any Governmental Authority issues to any Target Company or the Subsidiary (A) a notice of its intent to audit or conduct any proceeding with respect to Taxes or Tax Returns of a Target Company or the Subsidiary for any Pre-Closing Tax Period or Straddle Period or (B) a notice of deficiency for Taxes for any Pre-Closing Tax Period or Straddle Period, Purchaser shall notify the Seller Representative of the receipt of such communication from the Governmental Authority within ten (10) days of receipt. The applicable Target Company or the Subsidiary shall control any audit or other proceeding in respect of any Taxes or Tax Returns of such Target Company or the Subsidiary (a “Tax Contest”); provided that (x) the Seller Representative, at the Sellers’ sole cost and expense, shall have the right to control any Tax Contest (including the settlement or resolution thereof) to the extent it relates to a Pre-Closing Tax Period; (y) the Seller Representative, at Sellers’ sole cost and expense, shall have the right to participate in any Tax Contest to the extent it relates to a Pre-Closing Tax Period or Straddle Period; and (z) Purchaser shall not, and shall not allow the Target Companies or the Subsidiary to, settle, resolve, or abandon a Tax Contest (whether or not the Sellers control or participate in such Tax Contest) for a Pre-Closing Tax Period or Straddle Period without the prior written consent of the Seller Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) Transfer Taxes. All transfer, excise, sales, use, value added, registration, stamp, recording, property and similar Taxes or fees applicable to, imposed upon, or arising out of the transfer of the interests in the Target Company or any other transaction contemplated by this Agreement and all related interest and penalties (collectively, “Transfer Taxes”) shall be paid one-half by Purchaser and one-half by the Sellers.

(f) Tax Refunds. All refunds of Taxes of the Target Companies or the Subsidiary for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date, as determined in accordance with the same principles provided for in Section 5.10(b)) (whether in the form of cash received or a credit or other offset against Taxes otherwise payable) shall be for the sole benefit of the Sellers and the Non-Seller Recipients to the extent not included in the computation of Net Working Capital. To the extent that Purchaser, the Target Companies or the Subsidiary receives a refund that is for the benefit of the Sellers and the Non-Seller Recipients, Purchaser shall pay to the Seller Representative (for the benefit of the Sellers and the Non-Seller Recipients) the amount of such refund (and any interest received from the

Governmental Authority with respect to such portion of the refund). The amount due for the benefit of the Sellers and the Non-Seller Recipients shall be payable not later than ten (10) days after receipt of the refund from the applicable Governmental Authority (or, if the refund is in the form of direct credit, not later than ten (10) days after the due date of the Tax Return realizing such credit or offset).

(g) Purchase Price Allocation. Within seventy-five (75) days of the final determination of the Net Working Capital, Purchaser shall deliver to the Seller Representative a draft schedule allocating the Purchase Price (other than the Earn-out Payments) among the assets of the Target Companies and its Subsidiaries (the “Purchase Price Allocation Schedule”) and a draft appraisal from an independent valuation firm supporting the Purchase Allocation Schedule. If, within fifteen (15) days of receiving the Purchase Price Allocation Schedule prepared by Purchaser, the Seller Representative has not objected, then the Purchase Price Allocation Schedule prepared by Purchaser shall be final and binding on all parties hereto, and, subject to changes to the Purchase Price Allocation Schedule to reflect adjustments to the Purchase Price (including payments of the Earn-out Payments), the Sellers and Purchaser shall file all Tax Returns consistently with the Purchase Price Allocation Schedule and shall not take any position during the course of any audit or other proceeding that is inconsistent with the Purchase Price Allocation Schedule, unless otherwise required by a determination of a Governmental Authority that is final. If, within fifteen (15) days of receiving the Purchase Price Allocation Schedule prepared by Purchaser, the Seller Representative objects to the Purchase Price Allocation Schedule, then the Seller Representative and Purchaser shall cooperate in good faith to resolve their dispute; provided that if after fifteen (15) days the Seller Representative and Purchaser are unable to agree, the parties will each allocate the Purchase Price in any manner they see fit. If, within such fifteen (15) day period, Purchaser and the Seller Representative agree to a Purchase Price Allocation Schedule, then such Purchase Price Allocation Schedule, as finalized, shall be binding on all parties hereto, and, subject to appropriate changes to the Purchase Price Allocation Schedule to reflect adjustments, the Sellers and Purchaser shall file all Tax Returns consistently with the Purchase Price Allocation Schedule and shall not take any position during the course of any audit or other proceeding that is inconsistent with the Purchase Price Allocation Schedule, unless otherwise required by a determination of a Governmental Authority that is final.

5.11 Employee Matters. Purchaser agrees to employ all of the Target Companies’ and the Subsidiary’s employees listed on Schedule 3.16 (“Business Employees”) as of the Closing and to continue to employ the Business Employees for ninety (90) days following the Closing; provided that during such ninety (90)-day period, termination of employment may occur through discharge for cause, voluntary departure or resignation, and Purchaser shall not, on or after the Closing, otherwise take any action that would cause the Seller, the Target Companies or the Subsidiary to have had any obligation under the WARN Act, or any similar state or local Law, prior to the Closing.

5.12 Escrow Agreement. On the Closing Date, Purchaser and the Seller Representative (on behalf of the Sellers) shall enter into the Escrow Agreement.

5.13 Payoff Letters; Seller Expenses. Prior to the Closing Date, the Seller Representative shall provide Purchaser with appropriate payoff letters (or other satisfactory evidence) and forms of Lien releases with respect to all Indebtedness of the Target Companies and the Subsidiary.

5.14 No Solicitation of Transactions. Neither the Target Companies nor the Subsidiary shall, directly or indirectly, take (and the Target Companies shall not authorize their managers, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives or, to the extent within the Target Companies’ control, other Affiliates to take) any action to (a) solicit, initiate or facilitate any Acquisition Proposal, (b) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement requiring it to abandon, terminate or fail to consummate the transaction contemplated by this Agreement or (c) participate in any way in negotiations with, or furnish any information to, any Person in connection with, or the making of any proposal that constitutes an Acquisition Proposal. Upon execution of this Agreement, the Target Companies shall cease immediately and cause to be terminated any and all existing discussions or negotiations with any Persons conducted heretofore with respect to an Acquisition Proposal.

5.15 Solvency After Closing. After the Closing, subject to the representations of the Target Companies and each Seller being true and correct in all material respects and the projections of the Target Companies being substantially accurate, Purchaser agrees that it shall not, and that it shall cause its Affiliates and the Target Companies and the Subsidiary not to, take or cause to be taken or omit to take any action that could result in a determination pursuant to Applicable Law that, after giving effect to the transactions contemplated hereby (or after giving effect to such transactions and to such other subsequent actions or omissions), Purchaser or any of its Affiliates including the Target Companies and the Subsidiary (a) became insolvent as a result of the transactions contemplated hereby, (b) was left with unreasonably small capital with which to engage in its business or (c) incurred debts beyond its ability to pay such debts as they mature, such that the payment of the Closing Payment, the other amounts to be paid pursuant to Section 1.2(b) and the Escrow Amount may be deemed a “fraudulent conveyance” or impermissible dividend or distribution under Applicable Law or otherwise subject to claims of certain creditors of Purchaser or any of its Affiliates including the Target Companies or its trustees in a bankruptcy proceeding.

5.16 Post-Closing Conduct of Business. Until January 1, 2017, Purchaser will (i) use commercially reasonable efforts to maintain the value of the business, operations, client and other third party relationships and franchise of the Target Companies, and (ii) refrain from taking any actions that would reasonably be expected to have a material negative impact on the Target Companies’ ability to achieve the Earn-outs. Notwithstanding the foregoing, Purchaser may, in its sole discretion: merge RPM into its existing operations; utilize shared services in areas such as human resources, technology and finance; change the branding and positioning of the Target Companies; change titles of the Target Companies’ management team; change the organizational structure and reporting relationships for employees of the Target Companies; alter the compensation and benefit structure of the Target Companies’ employees; direct the Target Companies to develop new products and services, and meet with existing and prospective clients of Purchaser; incorporate the Target Companies’ products and services into new products and services or otherwise modify the product or service offering; establish budgets and ensure pricing consistent with past practices of the Target Companies; implement new legal and compliance frameworks; implement procurement policies and procedures; and take other, similar actions in the normal course of business. In addition, prior to January 1, 2017, Purchaser may not terminate the employment of David Denaci or James Arslan with Purchaser, other than for Cause.

5.17 Confidentiality. From and after the Closing, Sellers shall, and shall cause their respective Affiliates to, hold, and shall use their commercially reasonable efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Target Companies and the Subsidiary, except to the extent that Sellers can show that such information (a) was in the public domain or publicly known or available prior to the date of disclosure, (b) is publicly disclosed on or after the date of disclosure, other than by Sellers in violation of this Agreement, or (c) is already in the possession of the Sellers prior to the delivery thereof by the Company, as can be demonstrated by internal documentation by the Sellers; provided that such information is not known by the Sellers, after due inquiry, to be subject to another confidentiality agreement or other obligation of secrecy to the Target Companies or the Subsidiary. If a Seller or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, such Seller shall promptly notify Purchaser in writing and shall disclose only that portion of such information which such Seller is advised by its counsel in writing is legally required to be disclosed; provided that such Seller shall use commercially reasonable efforts, at Purchaser’s sole cost, to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

5.18 Non-competition; Non-solicitation; Non-disparagement.

(a) For a period of five (5) years (and with respect to James Arslan, a period of four (4) years) commencing on the Closing Date (each, a “Restricted Period”), no Seller, shall, and shall not permit any of his Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in the technology-enabled database, data analytics and marketing solutions industry (the “Restricted Business”) in the United States of America and its territories (the “Territory”), (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, director, officer, employee, principal, agent, trustee or consultant, or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Target Companies and customers or suppliers of the Target Companies. Notwithstanding the foregoing, a Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if such Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own two percent (2%) or more of any class of securities of such Person.

(b) During the Restricted Period, no Seller shall, and shall not permit any of his Affiliates to, directly or indirectly, hire or solicit any employee of the Target Companies or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees.

(c) During the Restricted Period, no Seller shall, and shall not permit any of his Affiliates to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Target Companies or potential clients or customers of the Target Companies for purposes of diverting their business or services from the Target Companies.

(d) Each Seller acknowledges that a breach or threatened breach of this Section 5.18 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by a Seller of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(e) Each Seller acknowledges that the restrictions contained in this Section 5.18 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 5.18 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by Applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by Applicable Law. The covenants contained in this Section 5.18 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction. For the avoidance of doubt, this Section 5.18 is not intended to, and does not, limit any obligations a Seller may have as a part of their employment with Purchaser or its Affiliates.

(f) During the Restricted Period, no Seller shall, and shall not permit any of his Affiliates to, directly or indirectly, take any action which is intended, or would reasonably be expected, to materially harm Purchaser or its reputation or which would reasonably be expected to lead to material unwanted or unfavorable publicity to Purchaser.

5.19 Fiscal Year 2014 Audit. The Sellers and the Target Companies will use reasonable best efforts to ensure the audit for fiscal year 2014 will be completed as soon as possible, and in no event later than March 31, 2015.

5.20 Restricted Stock Unit Award Grant. On the Closing Date, Holdings shall issue and award the Restricted Stock Units to the Non-Seller Recipients and the Other Participants in the amounts set forth on Schedule 1.2(b) of the Disclosure Schedule opposite each such Person’s name. It shall be a condition to the distribution and delivery of the Restricted Stock Units hereunder that each Non-Seller Recipient and each Other Participant shall have executed and delivered a Restricted Stock Unit Agreement, in substantially the same form attached hereto as Exhibit F.

5.21 Guaranty.

(a) Holdings hereby fully and irrevocably guarantees (the “Guaranty”) the indemnities and performance of Purchaser (including the payment of the Purchase Price) now existing or hereafter arising under this Agreement or any agreement related hereto to which Purchaser is party (whether or not Purchaser at any time in question then exists) (collectively, the “Obligations”). The Guaranty is a full, unconditional, irrevocable, absolute and continuing guaranty of performance and payment when due and not merely of collection, and Holdings shall remain liable with respect to the Obligations hereunder until the performance or payment, as the case may be, of such Obligations.

(b) Holdings’ guarantee and responsibility shall not be discharged, released, diminished, or impaired in whole or in part by any setoff, counterclaim, defense, act or occurrence which Holdings may have against Purchaser as a result of or arising out of this Agreement, any agreement related hereto to which Holdings is party or any other transaction.

(c) The obligations of Holdings hereunder are independent of the Obligations, and a separate action or actions may be brought and prosecuted against Holdings regardless of whether any action is brought against Purchaser or whether Purchaser is joined in any such action or actions. The obligations of Holdings hereunder shall be unconditional, and shall not be released, discharged, diminished or impaired by (i) the renewal, extension, modification or alteration by Purchaser, the Target Companies and the Seller Representative, with or without the knowledge or consent of Holdings, of this Agreement or any agreement related hereto to which Purchaser is party or of any liability or obligation of Purchaser thereunder or of any document or instrument under which Holdings’ obligations hereunder arise, (ii) any forbearance or compromise granted to Purchaser by the Seller Representative when dealing with Purchaser, except to the extent of such forbearance or compromise, (iii) any change in corporate structure or ownership of Purchaser or the bankruptcy, insolvency, liquidation, receivership, dissolution, winding-up or termination of Purchaser or the fact that at any time Purchaser does not exist, (iv) the inaccuracy of any of the representations and warranties of Purchaser under this Agreement or any agreement related hereto to which Purchaser is party, (v) any neglect, delay, omission, failure or refusal of Purchaser to take or prosecute any action in connection with this Agreement or any agreement related hereto to which Purchaser is party, (vi) the full or partial release of Purchaser on any Obligation, except that Holdings shall be released pro tanto to the extent the Seller Representative expressly releases Purchaser from liability with respect to the Obligations, (vii) the lack of enforceability of this Agreement or any agreement related hereto to which Purchaser is party, or (viii) any other circumstance relating to Holdings’ obligations hereunder that might otherwise constitute a legal or equitable discharge of or defense to Holdings not available to Purchaser, who is liable for such Obligations.

(d) If Purchaser fails to perform Obligations requiring payment, in whole or in part, when such Obligations are due, then Holdings shall promptly pay such Obligations in lawful money of the United States within five (5) Business Days of receipt of demand for payment from the Seller Representative.

(e) Holdings represents and warrants for and as to itself that it has received, or will receive, direct or indirect benefit from the making of this Guaranty.

ARTICLE VI

CONDITIONS TO CLOSING

6.1 Conditions to the Sellers’ Obligations. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by the Seller Representative).

(a) Representations and Warranties. The representations and warranties of Purchaser in this Agreement shall be true and correct on and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except for such representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct as of such date); provided that this condition shall be deemed to be satisfied unless any failure of any such representation or warranty to be true and correct has a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby.

(b) Performance. Purchaser shall have, in all material respects, performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be so performed or complied with by Purchaser at or prior to the Closing Date.

(c) Certificates. Purchaser shall have delivered to the Seller Representative a certificate, dated as of the Closing Date, executed on its behalf by an executive officer, certifying the fulfillment of the conditions specified in Sections 6.1(a) and 6.1(b). The Seller Representative shall have received a certificate, dated as of the Closing Date, signed by the Secretary of Purchaser, and certifying as to (i) Purchaser’s Fundamental Documents and the incumbency of its officers executing this Agreement and each Purchaser Agreement to which it is a party and (ii) the resolutions of the board of managers of Purchaser authorizing the execution, delivery and performance by Purchaser of this Agreement and each Purchaser Agreement to which it is a party.

(d) Closing Deliveries. Purchaser shall have complied with its obligations pursuant to Section 1.4.

(e) Escrow Agreement. The Seller Representative shall have received a copy of the Escrow Agreement, duly executed by Purchaser.

(f) No Injunctions or Restraints. No Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Authority or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect; provided that the Target Companies, the Seller Representative and Purchaser shall have used their respective commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

6.2 Conditions to Purchaser’s Obligations. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Purchaser):

(a) Material Adverse Effect. Since the date of this Agreement, there shall be no Material Adverse Effect.

(b) Performance. The Target Companies and the Sellers shall have, in all material respects, performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be so performed or complied with by the Target Companies and the Sellers at or prior to the Closing; provided that with respect to agreements, covenants and conditions that are qualified by materiality, the Target Companies and the Sellers shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) Certificates. Each Target Company shall have delivered to Purchaser a certificate, dated as of the Closing Date, executed on its behalf by an executive officer, certifying the fulfillment of the conditions specified in Sections 6.2(a) and 6.2(b). Purchaser shall have received a certificate, dated as of the Closing Date, signed by an officer of each Target Company, and certifying as to (i) each of the Target Companies’ Fundamental Documents and the incumbency of its officers executing this Agreement and each Target Company Agreement to which it is a party and (ii) the resolutions of the members of each Target Company authorizing the execution, delivery and performance by each Target Company of this Agreement and each Target Company Agreement to which it is a party.

(d) Closing Deliveries. The Sellers, the Seller Representative and the Target Companies shall have complied with their respective obligations pursuant to Section 1.4.

(e) Escrow Agreement. Purchaser shall have received a copy of the Escrow Agreement, duly executed by the Seller Representative.

(f) Consent. The consent listed on Schedule 6.2(f) of the Disclosure Schedule shall have been received, and executed counterparts thereof shall have been delivered to Purchaser at or prior to the Closing.

(g) Intercompany Debt. All debts owed by any of the Target Companies and/or the Subsidiary to any of the Sellers shall have been paid in full.

(h) No Injunctions or Restraints. No Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Authority or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect; provided that the Target Companies, the Seller Representative and Purchaser shall have used their respective commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

ARTICLE VII

INDEMNIFICATION

7.1 Survival. The representations, warranties, covenants and agreements of the Sellers and the Target Companies, on the one hand, and Purchaser, on the other hand, contained in this Agreement and the certificates delivered pursuant to this Agreement shall not survive the Closing except to the extent specified below:

(a) All covenants contained in this Agreement that contemplate performance thereof following the Closing Date will survive the Closing in accordance with their terms.

(b) Except as set forth below, the representations and warranties contained in Article II, Article III and Article IV of this Agreement will survive the Closing until 15 months after the Closing Date, at which point such representations and warranties and any claim for indemnification or reimbursement from the Escrow Amount by any Purchaser Indemnitee and/or any claim for indemnification by any Seller Indemnitee on account thereof will terminate (such date, the “Representation Termination Date”). The representations and warranties contained in (i) Sections 3.12 (Employee Benefit Plans) and 3.13 (Taxes) (together, the “Benefit and Tax Representations”) shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days and (ii) (A) Sections 2.1 (Capacity of the Sellers), 2.2 (Authority of the Sellers), 2.4 (Ownership of the Securities) and 2.6 (Brokers) (collectively, the “Sellers Excluded Representations”), (B) Sections 3.1 (Organization; Good Standing; Qualification and Power), 3.2 (Authority of the Target Companies), 3.3 (Capitalization), 3.4 (Subsidiaries) and 3.18 (Brokers) (collectively, the “Target Companies Excluded Representations”), and (C) Sections 4.1 (Organization), 4.2 (Authority), 4.6 (Investment Intent), 4.8 (Brokers) (collectively, the “Purchaser Excluded Representations” and, together with the Seller Excluded Representations and the Target Companies Excluded Representations, the “Excluded Representations”), shall survive indefinitely.

7.2 Indemnification of Purchaser Indemnitees.

(a) Subject to the limitations set forth in this Article VII, from and after the Closing and ending on the Representation Termination Date (other than with respect to the Target Companies Excluded Representations and the Benefit and Tax Representations, in which case the applicable survival period set forth in Section 7.1(b) shall apply, as well as any breach by a Target Company or the Subsidiary of any of its covenants contained in this Agreement that survive the Closing), Purchaser and the Target Companies and their respective successors and permitted assigns (collectively, the “Purchaser Indemnitees”), shall be entitled to reimbursement solely out of the Escrow Amount (except as otherwise provided for herein) and subject to the terms of the Escrow Agreement, for the amount of any and all out-of-pocket losses, costs, damages, claims, fines, penalties, expenses (including reasonable fees and expenses of outside attorneys), reasonable costs of investigation (including reasonable fees and expenses of outside accountants, consultants and experts reasonably engaged), amounts paid in settlement, court costs, and other expenses of litigation (but excluding any and all internal costs and expenses incurred by any party entitled to indemnification under this Article VII) (collectively, “Damages”) actually incurred by a Purchaser Indemnitee arising out of any breach of any representation or warranty of the Target Companies contained in this Agreement.

(b) Subject to the limitations set forth in this Article VII, from and after the Closing and ending on the Representation Termination Date (other than with respect to the Sellers Excluded Representations), each Seller will severally indemnify and hold harmless the Purchaser Indemnitees for the amount of any Damages actually incurred by a Purchaser Indemnitee arising out of:

(i) any breach of any representation or warranty of such Seller contained in this Agreement; or

(ii) any breach by such Seller of any of its covenants contained in this Agreement that survive the Closing.

(c) Subject to the limitations set forth in this Article VII, from and after the Closing, each Seller will severally indemnify and hold harmless the Purchaser Indemnitees for the amount of any Damages actually incurred by a Purchaser Indemnitee arising out of any breach of any Seller’s Excluded Representation of such Seller.

(d) Subject to the limitations set forth in this Article VII, from and after the Closing, the Sellers will jointly and severally indemnify and hold harmless the Purchaser Indemnitees for the amount of any Damages actually incurred by a Purchaser Indemnitee that are in excess of the Escrow Amount or that are incurred after the Representation Termination Date, in each case, solely arising from any breach of the Target Companies Excluded Representations or the Benefit and Tax Representations; provided that the aggregate amount the Sellers shall be obligated to pay collectively hereunder shall in no event exceed the Purchase Price, other than with respect to claims pursuant to the Excluded Fundamental Representations, which shall not be subject to such limitation.

7.3 Indemnification of Seller Indemnitees Subject to the limitations set forth in this Article VII, from and after the Closing and ending on (i) in the case of claims brought with respect to any covenant of Purchaser contained herein that survives the Closing, until the expiration of such covenant or agreement in accordance with its terms and (ii) in the case of claims brought with respect to the representations and warranties of Purchaser contained in Article IV of this Agreement, the Representation Termination Date (or indefinitely, with respect to the Purchaser Excluded Representations), Purchaser and the Target Companies will jointly and severally indemnify and hold harmless the Seller Representative, the Sellers and their respective successors and permitted assigns (collectively, the “Seller Indemnitees”) for, and will pay to the Seller Indemnitees the amount of, any Damages actually incurred by a Seller Indemnitee arising out of (a) any breach of any representation or warranty of Purchaser contained in Article IV of this Agreement, (b) any breach by Purchaser of any of its covenants contained in this Agreement that survive the Closing, (c) any fees, expenses or other payments incurred or owed by Purchaser (as of the Closing Date) to any brokers, financial advisors or comparable other Persons retained or employed by it in connection with the transactions contemplated by this Agreement, or (d) the ownership and operation of the Target Companies, the Subsidiary and their respective businesses from and after the Closing.

7.4 Exclusive Remedy. Other than in the case of fraud or intentional misrepresentation, the parties agree that, from and after the Closing, the exclusive remedies of the parties for any Damages arising out of or based upon the matters set forth in this Agreement are the indemnification and/or reimbursement obligations of the parties set forth in this Article VII. In furtherance of the foregoing, each of the parties hereby waives, from and after the Closing, to the fullest extent permitted under Applicable Law, any and all rights and claims (other than claims of fraud or intentional misrepresentation) for Damages it may have against any other party arising under, based upon or relating to this Agreement, any Target Company Agreement or Purchaser Agreement, any document or certificate delivered in connection herewith, any Applicable Law, common law or otherwise (except pursuant to the indemnification provisions set forth in this Article VII). The provisions of this Section 7.4 shall not, however, prevent or limit a cause of action under Section 9.14 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

7.5 Limitations on Reimbursement to and Indemnification of Purchaser Indemnitees. Notwithstanding anything herein to the contrary, the rights of the Purchaser Indemnitees to reimbursement from the Escrow Amount and indemnification are limited as follows:

(a) Except with respect to Damages relating to claims brought with respect to the Seller Excluded Representations, the Benefit and Tax Representations, the Target Companies Excluded Representations and the covenants of the Sellers, the Target Companies and the Subsidiary, the Purchaser Indemnitees will not be entitled to indemnification or reimbursement from the Escrow Amount with respect to the matters described in Section 7.2 for any Damages until the total of all such Damages suffered by the Purchaser Indemnitees exceeds $250,000 (the “Basket”), in which event the Purchaser Indemnitees will be entitled to indemnification or reimbursement from the Escrow Amount for all Damages in excess of the Basket and up to a maximum of the Escrow Amount (the “Cap”).

(b) Except for claims pursuant to the Seller Excluded Representations, the Benefit and Tax Representations, the Target Companies Excluded Representations and the covenants of the Sellers, the Target Companies and the Subsidiary, all claims for Damages made by any Purchaser Indemnitee pursuant to Section 7.2(a) shall be satisfied solely out of the Escrow Amount, subject to the terms of this Agreement and the Escrow Agreement. All claims for Damages made by any Purchaser Indemnitee pursuant to Section 7.2(b) or Section 7.2(c) shall be made against the applicable Seller from whom indemnification is sought. Claims for Damages made by any Purchaser Indemnitee pursuant to Section 7.2(d) shall first be satisfied out of the Escrow Amount to the extent thereof; provided that the aggregate amount the Sellers shall be obligated to pay collectively hereunder shall in no event exceed the Purchase Price, other than with respect to claims pursuant to the Excluded Fundamental Representations, which shall not be subject to such limitation.

(c) The Purchaser Indemnitees’ right to reimbursement from the Escrow Amount or indemnification pursuant to Section 7.2 on account of any Damages shall be (i) reduced by all insurance or other third party indemnification proceeds actually received by the Purchaser Indemnitees (net of enforcement costs, deductibles, premium increases and other similar items) and (ii) reduced by the amount of any Tax benefit realized by any Purchaser Indemnitee in the tax year the Damages were incurred (or in an immediately subsequent tax year). To the extent the Purchaser Indemnitees realize any Tax benefit in the year the damages were incurred (or the immediately subsequent tax year) on account of Damages that were not initially included in the amounts paid under Section 7.2, Purchaser shall pay to the Sellers the amount of such Tax benefit within ten (10) days of realizing the Tax benefit. Purchaser and the Target Companies shall use commercially reasonable efforts to claim and recover any Damages suffered by the Purchaser Indemnitees under any such insurance policies then in effect or other third party indemnities, and to realize any such Tax benefit; provided that Purchaser shall be under no obligation to acquire or maintain any insurance policies to cover such indemnities.

(d) The Purchaser Indemnitees shall not have any claim for Damages under Section 7.2 to the extent that any liability or obligation arises primarily as a result of any action taken or omitted to be taken by Purchaser.

(e) The Purchaser Indemnitees shall not be entitled to reimbursement from the Escrow Amount or indemnification pursuant to this Agreement for (i) lost profits, consequential, exemplary or special damages, or (ii) punitive damages (except, in either case, with respect to Damages actually awarded to a third party in an action brought against a Purchaser Indemnitee). Notwithstanding anything to the contrary set forth herein, no diminution in value, multiple of profits or multiple of cash flow or similar valuation methodology shall be used in calculating the amount of any Damages under this Agreement. Notwithstanding any other provision of this Agreement, in addition to any other limitation, the Purchaser Indemnitees’ right to be indemnified with respect to any Tax matter shall be limited to resulting Tax Losses.

(f) If any representation or warranty contained herein is limited or qualified based on materiality, including the terms “material,” “Material Adverse Effect” or similar qualifications, such limitation or qualification shall be ignored in all respects and given no effect for purposes of determining the amount of Damages resulting from any breach of any such representation or warranty, but shall in no event be ignored for purposes of determining if there has been such a breach.

7.6 Limitations on Indemnification of Seller Indemnitees.

(a) Except with respect to claims brought with respect to the Purchaser Excluded Representations, the Seller Indemnitees will not be entitled to indemnification pursuant to Section 7.3 hereof for any Damages until the total of all such Damages suffered by the Seller Indemnitees exceeds the Basket, in which event the Seller Indemnitees will be entitled to indemnification for all Damages in excess of the Basket and up to a maximum of the Cap; provided that the foregoing limitations shall not apply to the obligations of Purchaser under Article I hereof.

(b) The Seller Indemnitees’ right to indemnification pursuant to Section 7.3 on account of any Damages shall be (i) reduced by all third party indemnification proceeds actually received by the Seller Indemnitees (net of enforcement costs, deductibles, premium increases and other similar items) and (ii) reduced by the amount of any Tax benefit actually realized by any Seller Indemnitee in the tax year in which such Damages were incurred (or in the immediately succeeding tax year).

(c) The Seller Indemnitees shall not be entitled to indemnification pursuant to this Agreement for (i) lost profits, consequential, exemplary or special damages, or (ii) punitive damages (except with respect to Damages actually awarded to a third party in an action brought against a Seller Indemnitee). Notwithstanding anything to the contrary set forth herein, no diminution in value, multiple of profits or multiple of cash flow or similar valuation methodology shall be used in calculating the amount of any Damages under this Agreement.

7.7 Procedures. The following procedures shall apply to all claims for indemnification and reimbursement pursuant to this Article VII, other than those relating to Tax matters, which are governed by Section 5.10:

(a) Notice of Damages by Indemnified Parties.

(i) Claims For Damages. Subject to the limitations set forth in this Article VII, if any party seeking indemnification or reimbursement, as applicable, hereunder (the “Indemnified Party”) believes in good faith that it has a claim for reimbursement (a “Claim”), the Indemnified Party shall, promptly after it becomes aware of such Claim but in any event prior to the Representation Termination Date (other than with respect to the Excluded Representations), notify the party against whom indemnification or reimbursement, as applicable, may be sought hereunder (the “Indemnifying Party”) of such Claim by means of a written notice specifying the nature, circumstances and amount (estimated, if necessary and to the extent feasible) of such Claim and setting forth with reasonable particularity the underlying facts actually known or in good faith believed by the Indemnified Party to exist sufficient to establish such Claim and the Indemnified Party’s good faith calculation of the Damages incurred by the applicable Indemnified Party with respect thereto, and including copies of all written documentation in the possession of the Purchaser Indemnitees relating to the circumstances or events giving rise to such Claim (a “Claim Notice”). Notwithstanding the foregoing, the Indemnified Party may not make a Claim or deliver a Claim Notice regarding Damages which it believes may arise from a claim by a third party (whether private or governmental) unless such third party has actually commenced a lawsuit, action or regulatory proceeding. The failure by an Indemnified Party to promptly deliver an Claim Notice under this Section 7.7(a)(i) will not adversely affect the applicable Indemnified Party’s right to reimbursement except to the extent that any Indemnifying Party is actually prejudiced thereby. Notwithstanding anything else set forth herein, the Seller Representative is the only Indemnified Party that may deliver a Claim notice on behalf a Seller Indemnitee.

(ii) Disputes. If the Indemnifying Party delivers a notice in writing that the Indemnifying Party objects to the Claim (or the amount of Damages set forth therein) asserted in such Claim Notice (a “Dispute Notice”), Purchaser and the Seller Representative shall promptly meet and use their commercially reasonable efforts to settle the dispute as to whether and to what extent the Indemnified Parties are entitled to reimbursement on account of such Claim. If Purchaser and the Seller Representative are able to reach agreement within thirty (30) days after the Indemnified Party receives such Dispute Notice, Purchaser and the Seller Representative shall, (i) in the event that one or more Purchaser Indemnitees is entitled to indemnification, deliver a joint written instruction to the Escrow Agent setting forth such agreement and instructing the Escrow Agent to release funds from the Escrow Amount subject to the limitations contained in this Article VII or (ii) in the event that one or more Seller Indemnitees is entitled to indemnification, Purchaser shall promptly make such payment to the Seller Indemnitee(s). If Purchaser and the Seller Representative are unable to reach agreement within thirty (30) days after Purchaser receives such Dispute Notice, then the dispute may be submitted to a court of competent jurisdiction by either Purchaser or the Seller Representative. For all purposes of this Article VII, Purchaser and the Seller Representative shall cooperate with and make available to the other party and its representatives all information, records and data, and shall permit reasonable access to its facilities and personnel, as may be reasonably required in connection with the resolution of such disputes.

(b) Opportunity to Defend Third Party Claims. In the event of any claim by a third party against any Purchaser Indemnitee or Seller Indemnitee for which indemnification or reimbursement is or may be available under this Article VII (whether pursuant to a lawsuit, other legal action or otherwise, a “Third Party Claim”), the Indemnifying Party shall be entitled and, if it so elects, shall be obligated at its own cost and expense, (i) to take control of the defense and investigation of such Third Party Claim and (ii) to pursue the defense thereof in good faith by appropriate actions or proceedings promptly taken or instituted and diligently pursued, including, without limitation, to employ and engage attorneys of its own choice reasonably acceptable to the Indemnified Party to handle and defend such Third Party Claim, and the Indemnifying Party shall be entitled (but not obligated), if it so elects, to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party, such consent not to be unreasonably withheld or delayed, except that such written consent shall not be required if (x) such settlement or compromise includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (y) such settlement or compromise does not contain any equitable order, judgment or term which in any manner encumbers the assets of any Indemnified Party or affects, restrains or interferes with the business of the Indemnified Party and (z) the Indemnifying Party has agreement to pay all amounts due pursuant to the settlement or judgment concurrently with the effectiveness of the settlement or judgment. In the event the Indemnifying Party elects to assume control of the defense and investigation of such Third Party Claim in accordance with this Section 7.7(b), the Indemnified Party may, at its own cost and expense, participate in the investigation, trial and defense of such Third Party Claim; provided that if the named Persons to a lawsuit or other legal action include both the Indemnifying Party and the Indemnified Party and the Indemnified Party has been advised by counsel that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, the Indemnified Party shall be entitled, at the Indemnifying Party’s cost, risk and expense, to retain one firm of separate counsel of its own choosing (along with any required local counsel). In the event the Indemnifying Party assumes the defense of the claim, the Indemnifying Party shall keep the Indemnified Party reasonably informed of the progress of any such defense, compromise or settlement, and in the event the Indemnified Party assumes the defense of the claim, the Indemnified Party shall keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

7.8 Mitigation. Each party shall take all reasonable steps to mitigate any of its Damages upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto. Each of the parties hereto shall cooperate with the others with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by using commercially reasonable efforts to mitigate or resolve any such claim or liability; provided that such party shall not be required to make such efforts if they would be detrimental in any material respect to such party. In the event that any party shall fail to use commercially reasonable efforts to mitigate or resolve any claim or liability, then (unless the proviso to the foregoing sentence shall be applicable) notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any Person for any Damages that could have been avoided if such party had made such efforts.

7.9 Adjustment to Purchase Price. Any payments made pursuant to this Article VII shall be construed as an adjustment to the Purchase Price.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(a) at any time, by mutual written agreement of the Seller Representative and Purchaser;

(b) at any time after March 31, 2015 (the “Outside Date”), by the Seller Representative upon written notice to Purchaser, if the Closing shall not have occurred for any reason other than a breach of this Agreement by the Target Companies or the Sellers;

(c) at any time after the Outside Date, by Purchaser upon written notice to the Seller Representative, if the Closing shall not have occurred for any reason other than a breach of this Agreement by Purchaser;

(d) by the Seller Representative, if Purchaser materially breaches any of its representations, warranties or obligations under this Agreement and such breach is not cured within ten (10) days after written notice to Purchaser by the Seller Representative; provided that no cure period will be required for any such breach that by its nature cannot be cured or if, as a result of such breach, one or more of the conditions to the Sellers’ obligations to consummate the transactions contemplated hereby would not be satisfied at or prior to the Outside Date;

(e) by Purchaser, if the Target Companies or the Sellers breach any of their representations, warranties or obligations under this Agreement such that the condition to close set forth in Section 6.2(a) is not met and such breach is not cured within ten (10) days after written notice to the Seller Representative by Purchaser; provided that no cure period will be required for any such breach that by its nature cannot be cured or if, as a result of such breach, one or more of the conditions to the obligations of Purchaser to consummate the transactions contemplated hereby would not be satisfied at or prior to the Outside Date; or

(f) by either Purchaser or the Seller Representative if a court of competent jurisdiction shall have issued an Order permanently restraining or prohibiting the transactions contemplated by the Agreement, and such Order shall have become final and nonappealable.

8.2 Procedure and Effect of Termination. In the event of termination by the Seller Representative or Purchaser pursuant to Section 8.1, written notice thereof shall be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein, (i) Purchaser shall return all documents and other material received from the Sellers or the Target Companies or any of their respective representatives relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, and (ii) all confidential information received by Purchaser with respect to the business of the Target Companies and the Subsidiary shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement. In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 8.1 hereof, this Agreement shall become void and there shall be no liability on the part of any party hereto except (a) the obligations provided for in this Section 8.2 (Procedure and Effect of Termination), Section 5.2(c) (Confidentiality), Section 5.6 (Public Announcements), Article IX (Miscellaneous) and Article X (Definitions) hereof shall survive any such termination of this Agreement and (b) nothing herein shall relieve any party from liability for breach of this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Further Assurances. From time to time after the Closing Date, at the request of the other party hereto and at the expense of the party so requesting, the parties hereto shall execute and deliver to such requesting party such documents and take such other action as such requesting party may reasonably request in order to give effect to the transactions contemplated hereby.

9.2 Seller Representative.

(a) Appointment. David Denaci has been authorized to act as agent and attorney-in-fact for and on behalf of the Sellers (the “Seller Representative”) regarding any matter under this Agreement or otherwise relating to the transactions contemplated hereby.

(b) Liability. The Seller Representative will not be liable for any act done or omitted under any Target Company Agreement as Seller Representative while acting in good faith, and any act taken or omitted to be taken pursuant to the advice of counsel will be conclusive evidence of such good faith. The Seller Representative shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by any Seller, the Target Companies, Purchaser, any third party or any other evidence deemed by the Seller Representative to be reliable, and the Seller Representative shall be entitled to act on the advice of counsel selected by it. The Seller Representative shall be fully justified in failing or refusing to take any action under the Target Company Agreements or any related document or agreement unless it shall have received such advice or concurrence as it deems appropriate or it shall have been expressly indemnified to its satisfaction, against any and all liability and expense that the Seller Representative may incur by reason of taking or continuing to take any such action.

(c) Reliance. From and after the Closing, each of Purchaser and the Target Companies is entitled to deal exclusively with the Seller Representative on all matters relating to this Agreement and the other Target Company Agreements and agrees to deal with the Seller Representative on an exclusive basis. A decision, act, consent or instruction of the Seller Representative constitutes a decision of all the Sellers. Such decision, act, consent or instruction is final, binding and conclusive upon each Seller, and the Escrow Agent and Purchaser and the Target Companies may rely upon any decision, act, consent or instruction of the Seller Representative. Notices or communications to or from the Seller Representative will constitute notice to or from each of the Sellers.

9.3 Notices. All notices, requests, demands, waivers and communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered (i) by hand (including by reputable overnight courier (with evidence of delivery and postage and other fees prepaid), (ii) by mail (certified or registered mail, return receipt requested) or (iii) by facsimile or other electronic transmission (receipt of which is confirmed):

(a)	If to Purchaser or, after the Closing, the Target Companies, to:

ExlService.com, LLC

c/o EXL Service Holdings, Inc.

280 Park Avenue, 38th Floor

New York, NY 10017

Facsimile: (212) 277-7111

Attention: Nancy Saltzman, Esq.

Email: nancy.saltzman@exlservice.com

with a copy to:

McGuireWoods LLP

1345 Avenue of the Americas, 7th Floor

New York, NY 10105

Facsimile: (212) 751-6291

Attention: Stephen E. Older, Esq. and Jeffrey L. Rothschild, Esq.

Email: solder@mcguirewoods.com; jrothschild@mcguirewoods.com

(b)	If to the Target Companies prior to the Closing, to:

24 Arnett Avenue, Suite 100

Lambertville, NJ 08530

Facsimile: (609) 566-7155

Attention: David Denaci

Email: dave@rpmdirectllc.com

with a copy to:

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166

Facsimile: (212) 294-4700

Attention: Bradley C. Vaiana, Esq. and Jared A. Hershberg, Esq.

Email: bvaiana@winston.com; jhershberg@winston.com

(c)	If to the Seller Representative, to:

David Denaci

223 Holcombe Way

Lambertville, NJ 08530

Telephone: (908) 391-0718

Email: Dave@rpmdirectllc.com

with a copy to:

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166

Facsimile: (212) 294-4700

Attention: Bradley C. Vaiana, Esq. and Jared A. Hershberg, Esq.

Email: bvaiana@winston.com; jhershberg@winston.com

or to such other Person or address as any party shall specify by notice in writing to the other party. All such notices, requests, demands, waivers and communications shall be deemed to have been given (i) on the date on which so hand-delivered, (ii) on the third Business Day following the date on which so mailed and (iii) on the date on which the facsimile or other electronic transmission is confirmed, except for a notice of change of address, which shall be effective only upon receipt thereof.

9.4 Exhibits and Schedules. The inclusion of any matter, information or item in any Disclosure Schedule shall not be deemed to constitute an admission that such information is of a material nature to the contemplated transaction.

9.5 Amendment, Modification and Waiver. This Agreement may be amended, modified or supplemented at any time by written agreement of the parties hereto. Any failure of the Sellers or the Target Companies to comply with any term or provision of this Agreement may be waived by Purchaser, and any failure of Purchaser to comply with any term or provision of this Agreement may be waived by the Seller Representative, at any time by an instrument in writing signed by or on behalf of such other party, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply.

9.6 Entire Agreement. This Agreement, the Disclosure Schedule and the exhibits, schedules and other documents referred to herein (including, without limitation, the Confidentiality Agreement) which form a part hereof contain the entire understanding of the parties hereto with respect to the subject matter hereof. This Agreement supersedes all prior agreements and understandings, oral and written, with respect to its subject matter (other than the Confidentiality Agreement).

9.7 Severability. Should any provision of this Agreement for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any of the other provisions of this Agreement, which other provisions shall remain in full force and effect and the application of such invalid or unenforceable provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall be valid and be enforced to the fullest extent permitted by Applicable Law.

9.8 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, successors and permitted assigns, but except as contemplated herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, by any party without the prior written consent of the other parties hereto.

9.9 No Third Party Beneficiaries. Other than the Seller Representative, the Sellers and the current and former officers, directors and employees of the Target Companies pursuant to Section 9.9 hereof, this Agreement is not intended and shall not be deemed to confer upon or give any Person not a party or a permitted assign of a party to this Agreement.

9.10 Fees and Expenses. Except as otherwise provided in Article I, whether or not the transactions contemplated hereby are consummated pursuant hereto, each party hereto shall pay all fees and expenses incurred by it or on its behalf in connection with this Agreement, and the consummation of the transactions contemplated hereby.

9.11 Counterparts. This Agreement may be executed two or more counterparts, each of which shall be deemed an original instrument and all of which together shall constitute a single instrument. Execution and delivery of this Agreement by electronic exchange bearing the copies of a party’s signature shall constitute a valid and binding execution and delivery of this Agreement by such party. Such electronic copies shall constitute enforceable original documents.

9.12 Interpretation.

(a) For the purposes of this Agreement, the term “Agreement” shall mean this agreement together with all Disclosure Schedules, Annexes and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. Unless the context otherwise requires, words importing the singular shall include the plural, and vice versa. The use in this Agreement of the term “including” means “including, without limitation.” The words “herein”, “hereof’, “hereunder”, “hereby”, “hereto”, “hereinafter”, and other words of similar import refer to this Agreement as a whole, including the Disclosure Schedules, Annexes and Exhibits, as the same may from time to time be amended, modified, supplemented or restated, and not to any particular article, section, subsection, paragraph, subparagraph or clause contained in this Agreement. All references to articles, sections, subsections, clauses, paragraphs, schedules and exhibits mean such provisions of this Agreement and the Disclosure Schedules, Annexes and Exhibits attached to this Agreement, except where otherwise stated. The use herein of the masculine, feminine or neuter forms shall also denote the other forms, as in each case the context may require.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

(c) Any fact or item disclosed on any Disclosure Schedule to this Agreement shall be deemed disclosed on all other Disclosure Schedule to this Agreement to which such fact or item may reasonably apply so long as such disclosure is in sufficient detail to enable a party hereto to reasonably identify the facts or items to which it applies from the face of the applicable Disclosure Schedule.

(d) Accounting terms used but not otherwise defined herein shall have the meanings given to them under GAAP.

9.13 Legal Representation. Purchaser and the Target Companies hereby agree, on their own behalf and on behalf of their directors, stockholders, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that (i) Winston & Strawn LLP may represent the Seller Representative, the Sellers, and each of their respective Affiliates (individually and collectively, the “Seller Group”), on the one hand, and the Target Companies and the Subsidiary, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement, the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby (such representation, the “Current Representation”), and (ii) Winston & Strawn LLP (or any successor) may represent (a) the Seller Group or any director, member, partner, officer, employee or Affiliate of the Seller Group or (b) the Seller Representative in the event such Person so requests, in each case in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby (any such representation, the “Post-Closing Representation”) notwithstanding such representation (or any continued representation) of the Target Companies and/or the Subsidiary, and each of Purchaser and the Sellers on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Purchaser and the Target Companies acknowledge that the foregoing provision applies whether or not Winston & Strawn LLP provides legal services to the Target Companies or the Subsidiary after the Closing Date. Each of Purchaser and the Target Companies, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Seller Group and their counsel, including Winston & Strawn LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications between the Seller Group and such counsel and neither Purchaser, the Target Companies, nor any Person purporting to act on behalf of or through Purchaser, the Target Companies or any of the Waiving Parties, will seek to obtain the same by any process. From and after the Closing, each of Purchaser and the Target Companies, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Winston & Strawn LLP and the Target Companies, the Subsidiary or any Person in the Seller Group occurring during the Current Representation in connection with any Post-Closing Representation.

9.14 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

9.15 Forum; Service of Process. Any legal suit, action or proceeding brought by any party or any of its Affiliates arising out of or based upon this Agreement shall only be instituted in any federal or state court in New York County, New York, and each party waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding.

9.16 Governing Law. This Agreement shall be governed by the laws of the State of New York, excluding choice of law principles that would require the application of the laws of a jurisdiction other than the State of New York.

9.17 WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HERETO HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE PARTIES HERETO ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS, HIS OR HER, AS THE CASE MAY BE, LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

ARTICLE X

DEFINITIONS

“Acquisition Proposal” means any offer or proposal concerning any (i) merger, consolidation, business combination or similar transaction involving a Target Company, (ii) liquidation, dissolution or recapitalization or similar transaction involving a Target Company, (iii) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of a Target Company representing 25% or more of the consolidated assets of the Target Company, (iv) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of a Target Company, (v) transaction in which any Person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 25% or more of the outstanding voting capital stock of a Target Company or (vi) any combination of the foregoing (other than the transactions contemplated hereby).

“Adjusted EBITDA” means earnings before interest, taxes, depreciation and amortization, after excluding any and all fees and expenses related to the sale of the Target Companies and excluding extraordinary items unrelated to the day to day operations of the Target Companies. Earnings in 2014 will also be adjusted to include a payroll expense adjustment in the amount of $475,000 to normalize salary expense for the CEO. Exhibit D reflects items that are representative of the adjustments described herein.

“Adjusted Revenue” means, for the purpose of computing an Earn-Out Payment, with respect to any applicable fiscal year and calculated in a manner consistent with the Target Companies’ financial results for 2013 and 2014, Reported Revenues less adjustments for the following amounts: (i) any and all amounts of Postage Fees, where such amounts are included in Reported Revenue; and (ii) any and all amounts of Media Fees over and above the Target Companies’ share of commissions where such amounts are included in Reported Revenues. For the avoidance of doubt, where a client of the Target Companies is invoiced on a consolidated basis including Postage Fees and Media Fees in unit pricing, those fees will be deducted from the Reported Revenues to arrive at Adjusted Revenues based on the Postage Fees or Media Fees required to be incurred to recognize the Reported Revenue during the applicable period.

“Affiliate” has the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Applicable Accounting Principles” means the accounting principles set forth on Exhibit A.

“Applicable Law” means any statute, law, ordinance, rule or regulation of a Governmental Authority applicable to the Sellers, the Target Companies, Purchaser or any of their respective assets, as the case may be.

“Arbitration Firm” means McGladrey LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by Purchaser and the Seller Representative in writing.

“Audited Financial Statements” has the meaning set forth in Section 3.6.

“Balance Sheet” has the meaning set forth in Section 3.6(a).

“Base Price” has the meaning set forth in Section 1.2(a).

“Basket” has the meaning set forth in Section 7.5(a).

“Benefit and Tax Representations” has the meaning set forth in Section 7.1(b).

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York are authorized or obligated by Applicable Law or executive order to close.

“Cap” has the meaning set forth in Section 7.5(a).

“Cash Closing Payment” means an amount equal to, subject to adjustment as provided in Article I, (a) the sum of (i) the Base Price and (ii) the Working Capital Overage, if any, minus (b) the sum of (i) the aggregate amount of Indebtedness of the Target Companies and the Subsidiary outstanding immediately prior to the Closing, (ii) the Seller Expenses, to the extent unpaid prior to the Closing Date, (iii) the Reserve Amount, (iv) the Escrow Amount, (v) the Seller Representative Amount, and (vi) the Working Capital Deficiency, if any, and (vii) the Transaction Bonuses.

“Cause” means (A) a final non-appealable conviction of, or a pleading of no contest to, (I) a crime of moral turpitude which causes serious economic or reputational injury to the Target Companies, the Subsidiary or Purchaser, or (II) a felony; (B) fraud, embezzlement, gross negligence, self-dealing, dishonesty or other gross and willful misconduct which has caused serious and demonstrable injury to the Target Companies, the Subsidiary or Purchaser; (C) material violation of any policy of the Target Companies, the Subsidiary or Purchaser, except for violations that by their nature are not curable, failure to cure such breach within thirty (30) days after receiving written notice thereof; (D) willful and continuing failure to substantially perform his duties (other than for reason of physical or mental incapacity) which failure to perform continues beyond fifteen (15) days after a written demand for substantial improvement in such Person’s performance, identifying specifically and in detail the manner in which improvement is sought, is delivered to such Person by the Target Companies, the Subsidiary or Purchaser; provided that a failure to achieve performance objectives shall not by itself constitute Cause and no act or failure to act by such Person shall be considered “willful” unless done or failed to be done by such Person in bad faith and without a reasonable belief that such Person’s action or omission was in the best interest of the Target Companies and the Subsidiary; (E) such Person’s failure to reasonably cooperate in an investigation involving the Target Companies, the Subsidiary or Purchaser by any governmental authority; (F) such Person’s material, knowing and intentional failure to comply with Applicable Laws with respect to the execution of the business operations of the Target Companies, the Subsidiary or Purchaser, including, without limitation, a knowing and intentional failure to comply with the Prevention of Corruption Act of India, 1988, or the United States Foreign Corrupt Practices Act of 1977, as amended; provided that if all of the following conditions exist, there will be a presumption that such Person has acted in accordance with such Applicable Laws: such Person is following, in good faith, the written advice of counsel, such counsel having been approved by the Board of Directors of Purchaser (the “Board”) as outside counsel to Purchaser for regulatory and compliance matters, in the form of a legal memorandum or a written legal opinion, and such Person has, in good faith, provided to such counsel all accurate and truthful facts necessary for such counsel to render such legal memorandum or written legal opinion; (G) consistent failure of such Person to follow the lawful instructions of the Board or his direct superiors, which failure is not remedied within fifteen (15) days of receipt of notice from the Purchaser; or (H) use of alcohol or drugs that materially interferes with the performance of his duties.

“Change of Control” means any transaction that results in any Person or group directly or indirectly acquiring legal or beneficial ownership of (i) equity securities of the Target Companies and the Subsidiary possessing the majority of the voting power under normal circumstances to elect a majority of directors or similar governing body (whether by merger, consolidation or sale or transfer of the equity securities of the Target Companies and Subsidiary) or (ii) all or substantially all of the Target Companies and Subsidiary’s assets, determined on a consolidated basis.

“Claim” has the meaning set forth in Section 7.7(a)(i).

“Claim Notice” has the meaning set forth in Section 7.7(a)(i).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” has the meaning set forth in Section 3.12(a).

“Company Intellectual Property” has the meaning set forth in Section 3.10(a).

“Company Software” has the meaning set forth in Section 3.10(d).

“Company’s Knowledge” means the actual knowledge, after reasonable inquiry, of the persons set forth on Exhibit B.

“Confidentiality Agreement” has the meaning set forth in Section 5.2(c).

“Current Assets” means, as of any date, the consolidated current assets of the Target Companies and the Subsidiary, determined in accordance with the Applicable Accounting Principles.

“Current Liabilities” means, as of any date, the consolidated current liabilities of the Target Companies and the Subsidiary, determined in accordance with the Applicable Accounting Principles.

“Current Representation” has the meaning set forth in Section 9.13.

“Damages” has the meaning set forth in Section 7.2.

“Data Breach” has the meaning set forth in Section 3.22(b).

“Data Laws” means all Applicable Laws concerning the privacy and/or security of data, including, without limitation, Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act, state data breach notification Laws, state social security number protection Laws, the European Union Directive 95/46/EC, the Federal Trade Commission Act, Canada’s Personal Information Protection and Electronic Documents Act and Canada’s Anti-Spam Law (CASL), the Gramm Leach Bliley Act, the Fair Credit Reporting Act, the Telephone Consumer Protection Act, the Fair and Accurate Credit Transactions Act, CAN-SPAM and state consumer protection laws, any successors or amendments relating thereto, and any implementing regulations of any of the foregoing, together with the PCI DSS, including in jurisdictions where PCI DSS has not been expressly adopted by the legislature.

“Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article III.

“Dispute Notice” has the meaning set forth in Section 7.7(a)(ii).

“Downward Adjustment Amount” has the meaning set forth in Section 1.6(d).

“Earn-out Payment” has the meaning set forth in Schedule 1.7.

“EBITDA Deficiency Amount” has the meaning set forth in Schedule 1.8.

“Encumbrance” has the meaning set forth in Section 1.1.

“Environmental Claims” means any written action, claim, demand or order against the Target Companies or the Subsidiary alleging material noncompliance with or potential material liability under Environmental Laws.

“Environmental Laws” means any Applicable Law or Order related to the protection of human health or the environment, or the use, treatment, storage, disposal, release or transportation of Hazardous Substances, including, without limitation, the federal statutes Comprehensive Environmental Response, Compensation and Liability Act, the Emergency Planning and Community Right-To-Know Act, the Solid Waste Disposal Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Water Pollution Control Act, the Toxic Substances Control Act, the Hazardous Materials Transportation Act and the Occupational Safety and Health Act, each as amended and supplemented, and any regulations promulgated pursuant to such laws, and any analogous state or local statutes or regulations.

“ERISA” has the meaning set forth in Section 3.12(a).

“ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) or (iv) a “controlled group” within the meaning of Section 4001 of ERISA, any of which includes any of the Sellers, any Target Company or any of their subsidiaries.

“Escrow Agent” means JPMorgan Chase Bank, NA.

“Escrow Agreement” means an agreement by and among Purchaser, the Seller Representative and the Escrow Agent substantially in the form of Exhibit C, to be executed and delivered at the Closing.

“Escrow Amount” means $4,125,000.

“Excluded Fundamental Representations” means Sections 2.1 (Capacity of the Sellers), 2.2 (Authority of the Sellers), 2.4 (Ownership of the Securities), 3.1 (Organization; Good Standing; Qualification and Power), 3.2 (Authority of the Target Companies) and 3.3 (Capitalization).

“Excluded Representations” has the meaning set forth in Section 7.1(b).

“Final Working Capital” has the meaning set forth in Section 1.6(a).

“Financial Statements” has the meaning set forth in Section 3.6.

“Fundamental Documents” means (i) in the case of a corporation, its certificate of incorporation (or analogous document) and bylaws; (ii) in the case of a limited liability company, its certificate of formation (or analogous document) and operating agreement; or (iii) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.

“GAAP” has the meaning set forth in Section 3.6.

“Governmental Approval” means any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority.

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.

“Guaranty” has the meaning set forth in Section 5.21(a).

“Hazardous Substance” means any hazardous waste, hazardous substance, pollutant or contaminant, including, without limitation, petroleum and petroleum products, asbestos and any other material regulated by, or that can result in liability under, applicable Environmental Laws.

“Holdings” has the meaning set forth in the introductory paragraph of this Agreement.

“Indebtedness” means, with respect to any Person, but without duplication, (a) all indebtedness of such Person for borrowed money and all accrued interest thereon (other than accounts payable in the ordinary course of business), including without limitation, arising from loans, advances, letters of credit, surety bonds and obligations related thereto, (b) all obligations of such Person for the deferred purchase price of assets, property or services other than operating or other leases of property (except as set forth in (d)), trade payables and other non-ordinary course third party payables, accrued expenses and liabilities to current and/or former employees incurred in the ordinary course of business, (c) all obligations of such Person evidenced by notes, bonds, debentures, hedging and swap arrangements or contracts or other similar instruments other than trade payables, accrued expenses and liabilities to current and/or former employees incurred in the ordinary course of business, (d) all capital lease obligations of such Person, (e) all accrued and unpaid interest on any Indebtedness referred to in clauses (a) through (d) above through the Closing Date and any prepayment penalties, premiums, consent or other fees, breakage costs on interest rate swaps and any other hedging obligations (including, but not limited to, foreign exchange contracts) or other costs incurred in connection with the repayment or assumption of such Indebtedness and (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed directly or indirectly in any manner by such Person.

“Indemnified Party” has the meaning set forth in Section 7.7(a)(i).

“Indemnified Tax” means any Taxes of a Target Company or the Subsidiary for (i) a Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date) and (ii) Taxes of the Target Company or the Subsidiary for any Tax period resulting from a breach of a representation or warranty in Section 3.13(g), (h) or (k). Indemnified Taxes shall exclude (i) any Tax included in the computation of Net Working Capital, (ii) resulting from a breach of a covenant of Purchaser provided in this Agreement, or (iii) relating to a transaction following the Closing, but on the Closing Date, that is outside the ordinary course of business.

“Indemnifying Party” has the meaning set forth in Section 7.7(a)(i).

“Initial Earn-out Period” has the meaning set forth in Schedule 1.7.

“Intellectual Property” means: (i) all trademarks, service marks, trade dress, logos, slogans, and trade names, together with all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Marks”); (ii) all patents and patent applications, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof (collectively, “Patents”); (iii) all copyrightable works and copyrights in both published works and unpublished works, including related registrations and applications (collectively, “Copyrights”); (iv) all trade secrets and confidential business information (including ideas, research and development, all inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, know-how, business and marketing plans and proposals, formulae, compositions, assembly processes and techniques, manufacturing processes and techniques, production processes and techniques, technical data, designs, drawings, specifications, customer and supplier information, including customer and supplier identities, contact information, pricing and cost information); (v) all software, software versions and releases and underlying technology and all source code, executable code, data, databases, and related documentation (collectively, “Software”); and (vi) all domain names.

“Interim Financial Statements” has the meaning set forth in Section 3.6.

“IRS” has the meaning set forth in Section 3.12(f).

“Latest Balance Sheet Date” has the meaning set forth in Section 3.6.

“Law” means any federal, state or local order, determination, directive, writ, judgment, injunction, decree, law, decision, common law, statute, ordinance, rule, requirement, regulation, plan, guidance or ruling of any Governmental Authority.

“Liens” means, with respect to any specified asset, any and all liens, claims, Encumbrances, options, pledges and security interests thereon except for Permitted Liens.

“Material Adverse Effect” means a material adverse effect on the business, financial condition or results of operations of the Target Companies and the Subsidiary taken as a whole; provided that any adverse effect arising out of, resulting from or attributable to (a) an event or series of events or circumstances affecting (i) the United States or global economy generally or capital, credit or financial markets generally, including (A) changes in interest or exchange rates and (B) any suspension of trading in securities, (ii) political conditions generally of the United States or any other country or jurisdiction in which the Target Companies and the Subsidiary operate or (iii) any of the industries generally in which the Target Companies and the Subsidiary operate or in which services of the Target Companies and the Subsidiary are used, (b) the negotiation, execution or the announcement of, the consummation of the transactions contemplated by, or the performance of obligations under, this Agreement or the Target Company Agreements or the Purchaser Agreements, including effects related to the identity of Purchaser, compliance with the covenants contained herein or therein or the failure to take any action as a result of any restrictions or prohibitions set forth herein or therein, and any adverse effect proximately caused by (A) shortfalls or declines in revenue, margins or profitability, (B) loss of, or disruption in, any customer, supplier and/or vendor relationships or (C) loss of personnel (other than David Denaci, James Arslan, Lucy Zhu, Shawn Morris, Kevin McKenna or Sagar Naraparaju); for the avoidance of doubt, the loss of any of such personnel would constitute a Material Adverse Effect), (c) any changes in Applicable Law or GAAP or the enforcement or interpretation thereof, (d) actions specifically permitted to be taken or omitted pursuant to this Agreement or taken with Purchaser’s consent, (e) the effect of any action taken by Purchaser or its Affiliates with respect to the transactions contemplated hereby or with respect to the Target Companies or the Sellers, (f) any acts of God, (g) any hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions, (h) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), or (i) the availability or cost of equity, debt or other financing to Purchaser or its Affiliates, and otherwise shall not be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur; provided further that any event, occurrence, fact, condition or change referred to in clauses (a) or (g) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Target Companies compared to other participants in the industries in which the Target Companies conduct their businesses.

“Material Contract” means each of the following written contracts or written agreements to which a Target Company or the Subsidiary is a party: (a) any agreement involving aggregate consideration payable to or by a Target Company or the Subsidiary of $75,000 or more payable or received in calendar year 2013 or 2014 (other than (i) purchase orders in the ordinary course of the business, (ii) Real Property Leases, and (iii) contracts that by their terms may be terminated by a Target Company or the Subsidiary in the ordinary course of its business upon less than ninety (90) days’ notice without penalty or premium); (b) Real Property Leases that, as of the date hereof, provide for annualized rent payments (for the fiscal year 2014) by a Target Company or the Subsidiary in excess of $50,000; (c) employment agreements with respect to employees with an annual base compensation in excess of $100,000 per year that are not terminable at will by a Target Company or the Subsidiary without penalty; (d) severance agreements and employee termination arrangements, in either such case, that provide for more than two (2) months of severance pay or other severance benefits; (e) change of control agreements; (f) agreements or contracts containing any covenant limiting the ability of a Target Company or the Subsidiary to engage in any line of business or to compete with any business or Person; (g) agreements or contracts under which a Target Company or the Subsidiary has borrowed or loaned money, or any note, bond, indenture, mortgage, installment obligation or other evidence of indebtedness for borrowed or loaned money or any guarantee of such indebtedness, in each case relating to amounts in excess of $150,000; (h) guaranties, suretyships or other contingent agreements of a Target Company; (i) any agreement or contract relating to the acquisition of assets (other than in the ordinary course of business) or any capital stock of any business enterprise by a Target Company or the Subsidiary, in each case relating to amounts in excess of $150,000; (j) all agreements or contracts that provide for the indemnification by the Target Companies or the Subsidiary of any Person or the assumption of any tax, environmental or other liability of any Person, other than in the ordinary course of business; (k) any contracts or agreements to which a Target Company or the Subsidiary is a party that provide for any joint venture, partnership or similar arrangement by any of them; (l) all agreements or contracts between or among a Target Company or the Subsidiary, on the one hand, and a Seller or any Affiliate of a Seller (other than a Target Company or the Subsidiary), on the other hand; (m) all collective bargaining agreements or agreements or contracts with any union to which a Target Company or the Subsidiary is a party; (n) any contract or agreement with a credit bureau or credit reporting agency; (o) all contracts or agreements with any party that provides direct mail or related services for or on behalf of a Target Company or the Subsidiary, or its or their clients (collectively, the “Direct Mail Contracts”); or (p) any other agreement or contract that is material to a Target Company or the Subsidiary and not previously disclosed pursuant to Section 3.14(a).

“Material Customer” has the meaning set forth in Section 3.21(a).

“Material Supplier” has the meaning set forth in Section 3.21(b).

“Media Fees” means any revenue related to the purchase of time or space on television, radio, outdoor properties or other forms of media.

“Net Working Capital” means, at any date, the excess of (i) all Current Assets as of such date, over (ii) all Current Liabilities as of such date, determined in accordance with the Applicable Accounting Principles.

“Non-Seller Recipient” means each of Lucy Zhu, Thomas Murray and Marty Thomas.

“Notice of Disagreement” has the meaning set forth in Section 1.6(b).

“Obligations” has the meaning set forth in Section 5.21(a).

“Order” means any award, decision, judgment, injunction, order, ruling subpoena, or verdict entered, issued, made or rendered by any Governmental Authority.

“Other Participants” means each of Lucy Zhu, Thomas Murray, Marty Thomas, Shawn Morris, Kevin McKenna, Rita Huff, Lynn Morano, Michael Giampietro, Scott Watkins and Sagar Naraparaju.

“Outside Date” has the meaning set forth in Section 5.3.

“PCI DSS” means the Payment Card Industry Data Security Standard, Version 3.0.

“Permitted Liens” means: (i) mechanics’, carriers’, workmen’s, repairmen’s or similar Liens arising or incurred in the ordinary course of business; (ii) Liens for Taxes, assessments and any other governmental charges which are not due and payable or which may hereafter be paid without penalty or which are being contested in good faith by appropriate proceedings; (iii) other imperfections of title or Encumbrances, if any, which imperfections of title or other Encumbrances, individually or in the aggregate, do not materially impair the use or value of the property to which they relate; (iv) any other Liens that will be terminated at or prior to Closing in accordance with this Agreement; and (v) Liens relating to the operating leases of equipment of the Target Companies or the Subsidiary.

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization and government or any department or agency thereof.

“Personal Data” means any information pertaining to an individual, including (a) data that identifies or, alone or in combination with other available information, could reasonably be used to identify a natural person, whether living or deceased, and (b) any other information pertaining to a specific individual that is regulated or protected by one or more of the Data Laws, including, without limitation, Protected Health Information.

“Personal Property” has the meaning set forth in Section 3.8(a).

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date.

“Post-Closing Representation” has the meaning set forth in Section 9.13.

“Postage Fees” means any revenue related to the purchase of postage from the United States Postal Service or any other revenue related to the delivery of marketing collateral, letters or other content by third-party delivery services.

“Protected Health Information” has the meaning ascribed to it in the Privacy, Security, Breach Notification, and Enforcement Rules at 45 C.F.R. Parts 160 and 164.

“Purchase Price” has the meaning set forth in Section 1.2(a).

“Purchase Price Allocation Schedule” has the meaning set forth in Section 5.10(g).

“Purchaser” has the meaning set forth in the introductory paragraph of this Agreement.

“Purchaser Agreements” has the meaning set forth in Section 4.1.

“Purchaser Indemnitees” has the meaning set forth in Section 7.2.

“Purchaser Excluded Representations” has the meaning set forth in Section 7.1(b).

“Purchaser Prepared Returns” has the meaning set forth in Section 5.10(a)(ii).

“RDS” has the meaning set forth in the introductory paragraph of this Agreement.

“Real Property” has the meaning set forth in Section 3.9(b).

“Real Property Lease” has the meaning set forth in Section 3.9(b).

“Release” has the meaning set forth in Section 1.2(b).

“Reported Revenues” means, with respect to any applicable fiscal year, the net revenues recognized by the Target Companies, as determined in accordance with GAAP and reported in their audited financial statements for that fiscal year.

“Representation Termination Date” has the meaning set forth in Section 7.1(b).

“Reserve Amount” means $23,000,000.

“Restricted Business” has the meaning set forth in Section 5.18(a).

“Restricted Period” has the meaning set forth in Section 5.18(a).

“Restricted Stock” means an aggregate number of unregistered, restricted shares of common stock of Holdings, par value $0.001, equal to $4,150,000, to be issued and awarded to David Denaci and James Arslan pursuant to, and subject to the terms of, their respective Stock Transfer and Stockholder’s Agreements. The number of shares of Restricted Stock to be so issued shall be based on the volume weighted average price of Holdings’ publicly traded shares of common stock for the thirty (30) days immediately preceding the Closing Date.

“Restricted Stock Units” means an aggregate number of “Restricted Stock Units” equal to $3,850,000 to be issued and awarded to the Non-Seller Recipients and the Other Participants pursuant to that certain ExlService Holdings, Inc. 2006 Omnibus Award Plan, with each such “Restricted Stock Unit” representing a hypothetical investment equivalent to one (1) share of Holdings’ common stock, par value $0.001 per share. The number of “Restricted Stock Units” to be so issued shall be based on the volume weighted average price of Holdings’ publicly traded shares of common stock for the thirty (30) days immediately preceding the Closing Date.

“Restricted Stock Unit Agreement” has the meaning set forth in Section 1.4(a)(iii).

“RPM” has the meaning set forth in the introductory paragraph of this Agreement.

“Second Earn-out Payment” has the meaning set forth in Schedule 1.7.

“Section 409A” has the meaning set forth in Section 3.12(i).

“Securities” has the meaning set forth in the Recitals.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Excluded Representations” has the meaning set forth in Section 7.1(b).

“Seller Expenses” means all costs, fees and expenses incurred by the Target Companies, or by the Target Companies on behalf of any Seller, in each case in connection with the consummation of the transactions contemplated hereby and unpaid at the Closing, including, without limitation (a) any brokerage fees, commissions, finders’ fees or financial advisory fees, and (b) the fees and expenses of advisors and consultants, including the fees and expenses relating to or arising out of professional services provided by Petsky Prunier LLC and Winston & Strawn LLP and the Target Companies’ and the Sellers’ other bankers, counsel, accountants, advisors, agents and representatives.

“Seller Group” has the meaning set forth in Section 9.13.

“Seller Indemnitees” has the meaning set forth in Section 7.3.

“Seller Prepared Returns” has the meaning set forth in Section 5.10(a)(i).

“Seller Released Parties” has the meaning set forth in Section 5.7.

“Seller Representative” has the meaning set forth in Section 9.2(a).

“Seller Representative Amount” means $500,000.

“Seller Tax Matter” means (i) amending a Tax Return of a Target Company or the Subsidiary for a Pre-Closing Tax Period or Straddle Period; (ii) extending or waiving the applicable statute of limitations with respect to a Tax of a Target Company or the Subsidiary for a Pre-Closing Tax Period or Straddle Period; (iii) engaging in any voluntary disclosures or discussions with, any Governmental Authority regarding any Tax or Tax Returns of a Target Company or the Subsidiary for a Pre-Closing Tax Period or portion Straddle Period; (iv) filing any private letter ruling or similar request with respect to Taxes or Tax Returns of a Target Company or the Subsidiary for a Pre-Closing Tax Period or Straddle Period; or (v) changing any election that could have an impact on the Tax or Tax Returns of a Target Company or the Subsidiary for a Pre-Closing Tax Period or Straddle Period.

“Sellers” has the meaning set forth in the introductory paragraph of this Agreement.

“Stock Transfer and Stockholder’s Agreement” has the meaning set forth in Section 1.4(a)(iii).

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” means JCG New Media, LLC, a Pennsylvania limited liability company.

“Target Companies” and “Target Company” have the meaning set forth in the introductory paragraph of this Agreement.

“Target Companies Excluded Representations” has the meaning set forth in Section 7.1(b).

“Target Company Agreements” has the meaning set forth in Section 3.1.

“Target Databases” has the meaning set forth in Section 3.22(a).

“Target IT Systems” means all computer systems, programs, networks, hardware, software, software engines, databases, third party licensed data and other content, operating systems, websites, website content and links and equipment used to process, store, maintain and operate data, information and functions owned or held for use by the Target Companies or the Subsidiary in connection with its business or provided by the Target Companies or the Subsidiary.

“Target Privacy and Security Policy” shall mean each published external or internal, past or present privacy or security policy of any of the Target Companies or the Subsidiary, including any published policy relating to: (a) the privacy of any Person, (b) financial records or information pertain to any Person, (c) the collection, storage, disclosure, transfer, disposal, other processing or security of any Personal Data, or (d) personally identifying information, financial records, security records and associated information, about Persons.

“Target Working Capital” means $1,450,000.

“Tax” (including “Taxes”) means all U.S. federal, state, local, non-U.S. and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes of any kind whatsoever imposed by any Governmental Authority, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

“Tax Contest” has the meaning set forth in Section 5.10(d).

“Tax Losses” means (i) an Indemnified Tax; and (ii) any reasonable out-of-pocket costs or expenses incurred by a Purchaser Indemnitee to the extent relating to controlling a Tax Contest with respect to an Indemnified Tax.

“Tax Return” means any return, declaration, report, claim for refund, statement, information return or statement or other document with respect to Taxes required to be filed with any Governmental Authority including any schedule thereto, and including any amendment thereof.

“Territory” has the meaning set forth in Section 5.18(a).

“Third Party Claim” has the meaning set forth in Section 7.7(b).

“Transaction Bonuses” means the cash bonuses to be paid immediately prior to Closing in accordance with Section 1.3 in an aggregate amount equal to the dollar amount set forth in the row titled “Total” on Schedule 1.3 of the Disclosure Schedule, to be allocated as set forth on Schedule 1.3.

“Transfer Taxes” has the meaning set forth in Section 5.10(e).

“Upward Adjustment Amount” has the meaning set forth in Section 1.6(e).

“WARN Act” has the meaning set forth in Section 3.16.

“Working Capital Deficiency” has the meaning set forth in Section 1.5.

“Working Capital Estimate” has the meaning set forth in Section 1.5.

“Working Capital Overage” has the meaning set forth in Section 1.5.

“Working Capital Statement” has the meaning set forth in Section 1.6(a).

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

TARGET COMPANIES:

RPM DIRECT LLC

By:	/s/ David W. Denaci
	Name:	David W. Denaci
	Title:	Chief Executive Officer

RPM DATA SOLUTIONS, LLC

By:	/s/ David W. Denaci
	Name:	David W. Denaci
	Title:	Chief Executive Officer

SELLERS:

/s/ David W. Denaci
DAVID DENACI

/s/ Peter Pala
PETER PALA

/s/ James Arslan
JAMES ARSLAN

Signature Page to Securities Purchase Agreement

PURCHASER:

EXLSERVICE.COM, LLC

By:	/s/ Rohit Kapoor
	Name:	Rohit Kapoor
	Title:	Chief Executive Officer

Signature Page to Securities Purchase Agreement

HOLDINGS:

EXLSERVICE HOLDINGS, INC.
Solely with respect to Section 5.21

By:	/s/ Rohit Kapoor
	Name:	Rohit Kapoor
	Title:	Chief Executive Officer

Signature Page to Securities Purchase Agreement

The undersigned hereby agrees to serve as the Seller Representative in connection with the Securities Purchase Agreement (the “Purchase Agreement”), by and among ExlService.com, LLC, a Delaware limited liability company, RPM DIRECT LLC, a New Jersey limited liability company, RPM DATA SOLUTIONS, LLC, a New Jersey limited liability company, and the Sellers identified therein, dated as of February 23, 2015, and the Escrow Agreement, dated as of the Closing Date (as defined in the Purchase Agreement), by and among Purchaser, the Seller Representative and JPMorgan Chase Bank, NA, as escrow agent, and hereby agrees to act and perform its obligations thereunder.

SELLER REPRESENTATIVE:

/s/ David Denaci
David Denaci